                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR THE REGISTRATION OF SMALL
                                BUSINESS ISSUERS

          Under Section 12 (b) or (g) of the Securities Exchange Act of
                                      1934

                           MYRIAD INTERNATIONAL, INC.
                 (Name of Small Business Issuer in Its Charter)

           DELAWARE                                  137-17176-7
(State or Other Jurisdiction of                    (I.R.S. Employer
 Incorporation or Organization)                   Identification  No.)

       4330 LA JOLLA VILLAGE DR
            SAN DIEGO, CA                                92122
(Address of Principal Executive Offices)               (Zip Code)

          ISSUER'S TELEPHONE NUMBER: (619) 677-6580 FAX (610) 677-6564

      SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE EXCHANGE ACT:

                                      NONE

      SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE EXCHANGE ACT:

                               TITLE OF EACH CLASS

                      CLASS A COMMON STOCK, PAR VALUE $0.01

                                TABLE OF CONTENTS

                                     PART I


ITEM 1.                 DESCRIPTION OF BUSINESS....................................................  1

     (a) Business Development......................................................................  1

     (b) Business of Myriad

                 (1) Current Operations............................................................  3

                             PRINCIPAL PRODUCTS AND SERVICES.......................................  4
                             MARKETING.............................................................  4
                             GOVERNMENT REGULATION.................................................  5
                             PRINCIPAL CUSTOMERS - PENDING TRANSACTIONS ...........................  6
                             SOURCES AND AVAILABILITY OF RAW MATERIALS.............................. 7
                             COMPETITIVE CONDITIONS................................................. 8
                             PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS,
                                         ROYALTY AGREEMENTS AND LABOR CONTRACTS..................... 8
                             SEASONALITY AND INFLATION.............................................. 8
                             EMPLOYEES   ........................................................... 8

                 (2) Discontinued Operations........................................................ 8

                 (3) Recent Developments............................................................ 9

ITEM 2.          PLAN OF OPERATION................................................................. 11

ITEM 3.          DESCRIPTION OF PROPERTY........................................................... 13

ITEM 4.          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                 AND MANAGEMENT.................................................................... 14

ITEM 5.          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
                 CONTROL PERSONS .................................................................. 18

                             Business Experience of Directors and Executive Officers
                                          of Myriad................................................ 18
                             Key Employees......................................................... 21

ITEM 6.          EXECUTIVE COMPENSATION............................................................ 23

ITEM 7.          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.................................... 28

ITEM 8.          DESCRIPTION OF SECURITIES......................................................... 30

                             Capital Stock......................................................... 30
                             Class A Common Stock.................................................. 30
                             Class B Common Stock.................................................. 30
                             Preferred Stock....................................................... 31


                                    PART II


ITEM 1.          MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.......................... 33

ITEM 2.          LEGAL PROCEEDINGS................................................................. 34

ITEM 3.          CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                 AND FINANCIAL DISCLOSURE.......................................................... 35

ITEM 4.          RECENT SALES OF UNREGISTERED SECURITIES........................................... 35

ITEM 5.          INDEMNIFICATION OF DIRECTORS AND OFFICERS......................................... 38

PART F/S.        FINANCIAL STATEMENTS.............................................................. 39


                                    PART III

ITEM 1.          INDEX TO EXHIBITS................................................................. 40


                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

(A) BUSINESS DEVELOPMENT

Myriad International, Inc. ("Myriad" or the "Company") was incorporated in 1992 in Delaware as Myriad Industries, Inc. In July 1992, Myriad merged with a Colorado corporation, Pharmaco-Medico Systems Corp. ("Pharmaco"), which had been incorporated ten years earlier in 1982. In conjunction with the merger Pharmaco changed its name to Myriad Industries, Inc., and the shareholders of Pharmaco received Myriad Class A Common Stock in a 50-to-1 reverse stock split in which one share of Myriad stock was issued for each 50 shares of Pharmaco.

In August 1994 Myriad discontinued its then principal business of providing ship repair services to the United States Navy, through its wholly-owned subsidiary A&E Industries, Inc. ("A&E) and placed A&E in Chapter 11 bankruptcy. Two other wholly-owned subsidiaries, Advanced Test Systems, Inc. ("ATS") and Remedquip International, Inc. "(Remedquip") also ceased operations at approximately this time. (See: "ITEM 1. DESCRIPTION OF BUSINESS - (b) Business of Myriad - DISCONTINUED OPERATIONS ")

In September 1994 the Company formed Pacific Marine and Steel, Inc., a Delaware corporation ("PMSI"). The Company was issued 5,000,000 shares of PMSI common stock. From September 1994 to June 1995 an additional 1,874,302 shares of PMSI common stock were issued for cash and as consideration for services rendered and loan fees, including shares issued to affiliates of the Company, including certain officers and directors. (See: "ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS").

From September 1994 to approximately January 1996 the Company, through PMSI, attempted to start a small ship design and manufacturing business. In January 1966 it decided to abandon this effort and focus the Company's resources and efforts primarily on its Construction Division and Peruvian fish meal joint venture.

In December 1995 the Company acquired all of the minority outstanding shares of PMSI common stock through the issuance of 1,774,302 shares of its Class A Common Stock pursuant to a one-for-one exchange offer. (See: "ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS").

In November 1994 the Company began exploring opportunities in Peru and other parts of the world to construct affordable housing and the entry into the profitable and growing fishmeal business in Peru.

To reflect the Company's global marketing efforts, Myriad's name was changed to Myriad International, Inc. at the end of December 1995.

At the same time the Company increased its authorized capital stock to 105,000,000 shares, consisting of 75,000,000 shares of Class A Common Stock, 10,000,000 shares of Class B Common Stock and 20,000,000 shares of Preferred Stock. As of July 31, 1996 there were approximately 24,000,000 shares of Class A Common Stock outstanding, 3,701,250 shares of Class B Common Stock outstanding and

783,667 shares of Preferred Stock outstanding.

In approximately November 1994 PMSI began engaging in the business of designing and building light-gauged steel framed buildings and other building systems for the rapidly expanding global marketplace, including homes (single and multiple dwellings), schools, office buildings, hotels, casinos, resorts, hospitals, clinics, and other public buildings.

In September 1995 PMSI formed a wholly-owned subsidiary in Peru, Pacific Marine and Steel, Inc. - Peru S.A. ("PMSI-Peru"), which is operating as a construction company to build housing and other building projects in Peru.

PMSI-Peru has commenced work on building the initial 1,000 home phase of a 3,000 unit housing project in Piura, Peru. PMSI-Peru has constructed model homes and a sales office and has started accepting applications for purchase of the homes and financing. Final permitting of the site is expected by September 30,1996 with site improvements and construction of the first 200 homes to commence upon issuance of such permits.

PMSI and PMSI-Peru are currently negotiating several additional construction projects for single family dwellings, hotels, office centers, casinos, and resorts in Peru and other countries in South America.

Myriad has also formed, in June 1995, a wholly-owned subsidiary in Peru, Myriad International, Inc. - Peru S.A. ("Myriad-Peru"), to provide financing for homes and other projects to be built in Peru (including projects to be built by PMSI-Peru), and to be a financial partner in a number of joint ventures in Peru for hotels, casinos, office centers and resorts.

Myriad is the majority owner of a Peruvian company, Corporacin Peruana Americana de Pesca S.A. ("CPA") which was formed in April 1995. CPA was formed for the purpose of acquiring several operating fish meal plants and fish oil refineries in Peru and to purchase currently licensed commercial fishing vessels to supply CPA's fishmeal plant operations.

Myriad is a publicly held corporation with approximately 300 shareholders of record as of July 31, 1996. The Company's Class A Common Stock is traded on the NASD Electronic Bulletin Board under the symbol "MRAD."

Myriad's administrative office is located at 4330 La Jolla Village Drive, Suite 310, San Diego, CA 92122. Its telephone number is (619) 677-6580 (FAX
(619)677-6564.

(b) BUSINESS OF MYRIAD

(1) CURRENT OPERATIONS

The following chart shows the corporate structure of Myriad and its operating subsidiaries. (This chart does not include Myriad's ownership of several subsidiaries which have ceased operations and are in various stages of dissolution and/or liquidation. (See: "(b) - Business of Myriad - Discontinued Operations").

            =========================================================
                                     MYRIAD
                               INTERNATIONAL, INC.

                                    DELAWARE
            =========================================================


             ------------------------------------------------------
                            Pacific Marine and Steel
                                      Inc.

                                    Delaware


                                    ("PMSI")


                                     (100%)
             ------------------------------------------------------

             ------------------------------------------------------
                            PACIFIC MARINE AND STEEL,
                                INC. - PERU. S.A.


                                  ("PMSI-PERU")


                                     (100%)
             ------------------------------------------------------

            -------------------------------------------------------
                             MYRIAD INDUSTRIES, INC.
                                    PERU S.A.


                                 ("MYRIAD-PERU")


                                     (100%)
            -------------------------------------------------------

            -------------------------------------------------------
                               CORPORACION PERUANA
                             AMERICANA DE PESCAS.A.

                                     ("CPA")


                                      (51%)

            -------------------------------------------------------

PRINCIPAL PRODUCTS AND SERVICES

Myriad Industries Inc. is the parent company to its subsidiary, Pacific Marine and Steel Inc. (PMSI). PMSI was established in September 1994 and is presently 100% owned by Myriad. From its inception until approximately November 1995 PMSI attempted, through its now discontinued Marine Division, to develop a business of constructing small-to-medium-sized vessels for commercial shipping industries. In December 1995 the Company's decided to deploy its limited capital in the furtherance of its Construction Division and Peruvian fish meal joint venture. (See: "(b) Business of Myriad - Discontinued Operations").

The Construction Division of PMSI is developing the business of designing and building steel framed buildings and other building systems for the rapidly expanding global marketplace, including homes (single and multiple dwellings), schools, office buildings, hotels, hospitals and clinics, and other public buildings.

PMSI is also headquartered in San Diego, California,

PMSI has incorporated a wholly-owned subsidiary in Peru, Pacific Marine and Steel Inc. - Peru S.A. ("PMSI-Peru"). PMSI-Peru is a construction company which builds the housing and other building projects in Peru and other parts of the world, outside of the United States.

Myriad has incorporated a wholly-owned subsidiary in Peru, Myriad Industries Inc. - Peru S.A. ("Myriad-Peru"). Myriad-Peru plans to provide financing for homes and other buildings to be built by PMSI-Peru, and also plans be a partner in a number of joint ventures in Peru for the operation of hotels, casinos, office centers, resorts, etc.

MARKETING

The marketing strategy for Myriad is based on searching the global marketplace for business opportunities that provide a high rate of return on investment. Areas that provide this scenario include construction of steel-framed homes, hotels, resorts and casino operations, fishing, and fishmeal plants. Myriad is targeting emerging third world countries where business opportunities abound.

The Myriad strategy is to place itself in a majority ownership position through partnerships, joint ventures, or acquisitions in project areas such as those identified above. In the area of housing construction, PMSI will build the homes for a profit, and Myriad will arrange construction and mortgage financing, eventually selling some of the mortgages to the secondary mortgage market. For hotels, resorts, and casinos, PMSI will build them for a profit, and Myriad will hold the majority ownership in the projects.

With Myriad forming strategic partnerships, joint ventures, and acquisitions, and PMSI providing the construction to support these ventures, a combination has been formed that is finding excellent business opportunities in places like Peru, Argentina, and other South American countries. Myriad and PMSI have specifically concentrated on establishing a broad business base in the rapidly growing economy of Peru, initially in the areas of residential construction and fish meal.

GOVERNMENT REGULATION

Since the Company's activities are presently concentrated in construction and the acquisition of fish meal and fish oil plants in Peru, it is the laws and regulations of Peru which have the greatest impact on its current business operations. As Myriad starts to do business in other countries the laws and regulations of such countries will also impact Myriad's operations. As a general rule Myriad does not plan to operate in countries which have restrictions on the removal of capital and/or profits from their jurisdictions; nor does it plan to operate in countries which prohibit conducting transactions in U.S. currency.

PERU

The following description of Peruvian business conditions is based on information which has appeared in several articles which have been published in the last two years. A list of these articles is contained at the end of this discussion.

In the past few years, more than 30 years of state intervention in the Peruvian economy has been reversed through the initiation of far-reaching structural reforms designed to implement a free market policy. Two features of this process of special interest to foreign investors are the privatization of state-owned companies and the enactment of laws designed to encourage foreign investment by removing discriminatory barriers. The result has been that Peru recorded one of the world's highest rates of economic growth in 1994 and is expected to show impressive results in 1995 and beyond.

The liberalization of Peru's economy has dramatically increased the participation of both foreign investors and foreign companies in the Peruvian economy. Peru has no laws specifically limiting the ability of foreign companies to engage in merger and acquisition activity, nor any restrictions on the removal of capital. Foreign investment in Peru more than doubled during 1994 from approximately $2.3 billion to $5.8 billion.

The privatization of state-owned companies is central to the government's attempt to bring significant new capital into the Peruvian economy and reduce state participation. The Privatization Law, enacted in September 1991, seeks to promote both national and foreign private investment in state- owned enterprises. Overseeing the privatization process in the Private Investment Promotion Commission (COPRI), which makes decisions regarding which state-owned companies are to be privatized and the manner by which the process is to be accomplished. Once COPRI chooses a state company to be sold, the sale takes place either by stock offerings by public auction.

The present administration under President Fujimori, who was re-elected to a five year term in the fall of 1995, has enacted numerous statutes that have liberalized and eliminated most government controls over the economy. In addition, the Foreign Investment Law, enacted in 1991, grants equal treatment to both foreign and domestic investors.

Foreign investors and the companies in which they invest may participate in virtually all sectors of the Peruvian economy, including basic utilities, and 100% foreign ownership is permitted. Foreigners are not required to seek governmental approval to carry out their investments or to transfer abroad capital or profits. Industrial and intellectual property rights of foreigners are treated no differently than those of domestic investors.

While there can be no assurance that the present favorable business climate will continue in Peru the continuing high level of foreign investment is indicative of the confidence of the international business community in the Peruvian economy and political system. AN RE-INTRODUCTION OF LAWS LIMITING FOREIGN INVESTMENT OR RESTRICTING THE REMOVAL OF PROFITS OR CAPITAL WOULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY.

List of Articles used a source material for above discussion:

  1.    Foreign Flows by Jorge Munoz Ziches, 64 Latin Finance pp48-49.
  2.    The Pot is Boiling in Peru. Business Week/May 8, 1995
  3.    Peru Back From the Brink by Salley Bowen, U.S. Latin Trade/April 1995
  4.    Peru, 63 Latin Finance pp. 31-33.

PRINCIPAL CUSTOMERS - PENDING TRANSACTIONS

EL CHIPE, PIURA, PERU

PMSI-Peru has commenced work on building the initial 1,000 home phase of a 3,000 home housing project in Piura, Peru. In August 1996 PMSI-Peru completed the construction of two model homes and a sales office and started accepting applications for purchase of the homes and financing. This project enjoys the support of the national and local government and the business community. The Grand Opening Ceremonies, held on August 9, 1996, were attended by over 700 guests, including the Mayor of Piura, and senior representatives from the military, educational and business communities. This event was widely reported in the national and local press, as well as television. Final permitting of the site is expected by September 30, 1996 with site improvements and construction of the first 200 homes to commence upon issuance of such permits.

This project is being operated pursuant to a joint venture with a Peruvian land owner. Under the terms of the joint venture the land owner is contributing the land to the project at a fixed price per house and PMSI-Peru in responsible for all costs and operations of the venture and retains all profits of the venture.

This project is the first of its kind in Peru. The Company is providing "American Style" homes, built with quality materials and workmanship, at a price competitive with traditional Peruvian construction materials and methods. In addition, the Company's construction methods will enable it to build approximately 200 houses per month, after a four month start-up period, a rate of construction virtually unattainable using traditional Peruvian materials and methods.

PERUVIAN FISH MEAL JOINT VENTURE

Myriad is the majority owner of a fishmeal company in Peru known as Corporacion Peruana Americana de Pesca S.A. ("CPA"). Fishmeal is a high protein product used worldwide as a base for a number of agricultural products, and is produced by repeatedly vacuum drying tons of anchovies, sardines and mackerel which are then ground into an odorless meal.

For the last several years the Peruvian government has been privatizing the fish meal industry by selling the government owned fish meal and fish oil refineries to the private sector. CPA has been formed for the purpose of acquiring one or more fish meal plants and/or fish meal refineries through the privatization process.

In order to successfully enter this business the Company must arrange financing in the range of ten to thirty million dollars. While it is in the process of negotiating such financing with several sources there can be no assurance that such negotiations will be successful, or that the Company will be able to acquire any fish meal plants or fish oil refineries from the Peruvian government.

Peru supplies approximately 50% of the world fishmeal production. Typically the entire output from each year's fishing season is presold by all of the approximately 117 Peruvian fishmeal plants. The Peruvian government regulates the number of fishing days per year to prevent over harvesting.

SOURCES AND AVAILABILITY OF RAW MATERIALS

HOUSING

The raw materials for the Company's light gaged steel housing business are wood, steel, aluminum, copper, metal and plastic fasteners, metal and plastic pipe, coatings, roofing and siding materials and concrete. All of these raw materials are available from numerous sources of supply both in the United States and from foreign suppliers. The company is not dependent on any single source of supply for any of its raw materials.

FISHMEAL - PERU

For a discussion of the raw materials used in the Company's planned fishmeal operations see: - Peruvian Fish Meal Joint Ventures."

COMPETITIVE CONDITIONS

HOUSING - PERU

PMSI-Peru is thus far the only company, domestic or foreign that is building light-gaged steel framed housing in Peru. While it is likely that competition will develop in this market if the Company is successful in the projects it is presently engaged in, the Company believes that the demand for affordable residential housing is so strong that the growth of the Company's business will be limited solely to its ability to obtain working capital.

FISHMEAL - PERU

In the past several years the worldwide demand for Peruvian fishmeal is at a level such that all of the fish meal and fish oil plants operating in Peru sell their entire annual outputs at prices enabling highly profitable operations. In addition, the Peruvian government has restricted the building of any new plants.

PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS AND LABOR CONTRACTS

The Company has no material patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

SEASONALITY AND INFLATION

Management believes that neither seasonality nor inflation are material factors in the operation of the its businesses at this time.

EMPLOYEES

At August 31, 1966 approximately twenty (20) persons are employed by the Company, all of which are full time employees. Of these ten (10) are located at the Company's San Diego headquarters and five (10) are located at its Lima, Peru facility. This number does not include approximately five (5) full-time sales and administrative employees of the Piura, Peru housing venture. The number of employees in Piura will increase when construction commences on the ventures initial 1,000 homes.

(2) DISCONTINUED OPERATIONS

For the year ended July 31, 1994 the Company conducted all operating activities through its wholly-owned subsidiaries: A&E Industries, Inc. ("A&E"), Advanced Test Systems, Inc ("ATS") and Remedquip International Manufacturing, Inc. ("RIM), (collectively the "Former Subsidiaries"). A&E provided marine fabrication and repair services for both governmental and commercial companies, usually as the prime contractor. ATS provided marine electrical subcontractor services to A&E and other ship repair prime contractors. Ship repair and marine electrical work performed for the U.S. Navy were the dominant source of revenues for A&E and ATS. RIM was a fabricator of environmental remediation equipment.

Upon the completion of a major ship repair contract, A&E filed for protection under Chapter 11 of the U.S. Bankruptcy Code on August 2, 1994 as result of a substantial loss at July 31, 1994, a deterioration of working capital and pending or threatened vendor collection actions. The United States Bankruptcy Court for the Southern District of California, upon the request of A&E, converted the action to a Chapter 7 liquidation on November 30, 1994 and appointed a trustee. Although ATS and RIM have not filed for protection under the U.S. Bankruptcy Code, they are insolvent and ceased all operations concurrently with A&E. Accordingly, the financial position and results of operations of the Former Subsidiaries have been reported as discontinued operations as of and for the periods ended July 31, 1995 and 1994.

At the time of the discontinuance of the operations of the Former Subsidiaries, the liabilities of the Former Subsidiaries exceeded the investment of Myriad in these companies. Included with discontinued operations in 1994 is a gain of $3,454,000 arising from the exclusion of liabilities in excess of Myriad's investment. This gain is net of an accrual of $4,302,000 by Myriad to provide for anticipated expenses related to the discontinued operations. These expenses related to obligations of the Former Subsidiaries for which Myriad was legally obligated, as well as obligations related to Former Subsidiary payroll tax obligations. Upon the bankruptcy of A&E and the discontinuance of ATS and RIM, the Former Subsidiaries had unpaid payroll taxes due to the Internal Revenue Service ("IRS") and the State of California Employment Development Department ("EDD") aggregating $ 1,136,000 and $ 403,000, respectively. Although Myriad is not directly responsible for the liabilities of the Former Subsidiaries, it is required to indemnify officers of Myriad for expenses incurred during the performance of their duties. As part of their Myriad corporate responsibilities, officers of Myriad also served as officers of the Former Subsidiaries. As officers of the Former Subsidiaries they have been personally assessed for an amount equal to 100% of the unpaid taxes by the IRS and the EDD. Myriad has accrued an amount equal to this assessment to properly reflect its responsibility to indemnify the officers. To the extent that these taxes are paid from the proceeds of the liquidation of A&E, the assessment against the officers by the IRS and the EDD will be reduced accordingly with a dollar-for-dollar reduction in Myriad's indemnification obligations.

(3) RECENT DEVELOPMENTS

ACQUISITION OF PMSI MINORITY INTEREST

In September 1994 the Company formed Pacific Marine and Steel, Inc., a Delaware corporation ("PMSI"). The Company was issued 5,000,000 shares of PMSI common stock. From September 1994 to June 1995 an additional 1,874,302 shares of PMSI common stock were issued for cash and as consideration for services rendered and loan fees, including shares issued to affiliates of the Company, including certain officers and directors. (See: "ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS").

From September 1994 to approximately January 1996 the Company, through PMSI, attempted to start a small ship design and manufacturing business. In January 1966 it decided to abandon this effort and focus the Company's resources and efforts primarily on its Construction Division and Peruvian fish meal joint venture.

In April 1995 PMSI entered into an operating lease for a facility in Tongue Point, Oregon, which was to be the site of PMSI's small ship design and manufacturing division. This lease required a monthly payment of $25,000 in addition to taxes, maintenance and other costs. In February 1996 the lessor terminated the lease for non-payment. PMSI is obligated to pay the lessor past due rent ($95,000) and other payments ("$10,000) of approximately $105,000 for October 15, 1995 through February 14, 1996 plus interest of $1,184 per month from March 15, 1996 until the past due rent of $95,000 has been paid.

In December 1995 the Company acquired all of the minority outstanding shares of PMSI common stock through the issuance of 1,774,302 shares of its Class A Common Stock pursuant to a one-for-one exchange offer. (See: "ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS").

A corporation affiliated with Mr. Jerome O. Crawford, Chairman and Chief Executive Officer of the Company received 500,000 shares of Class A Common Stock as part of this transaction, on the same basis as all other shareholders of PMSI who participated in the exchange offer.

David W. Pequet, who was at the time a director and Chairman of the Compensation Committee of the Board of Directors, received 150,000 shares of Class A Common Stock as part of this transaction, on the same basis as all other shareholders of PMSI.

AMENDMENT OF CERTIFICATE OF INCORPORATION

In December 1995, Myriad amended its Certificate of Incorporation to: (i) change the name of the Company to "Myriad International, Inc.", (ii) increase the authorized number of shares to 105,000,000, consisting of 75,000 shares of Class A Common Stock, 20,000,000 shares of Class B Common Stock and 10,000,000 shares of Preferred Stock; and (iii) clarify certain provisions relating to the voting rights of the Class B Common Stock.

OFFICER EMPLOYMENT AGREEMENTS

In January 1996 the Company entered into employment agreements with Jerome O. Crawford (Chairman & CEO), Victor L. Parks (Senior Vice President & Secretary), Sharon A. Snyder (Senior Vice President & Treasurer and Michael Nalu (Vice President). The employment agreements for Messrs. Crawford and Parks and Ms. Snyder replaced employment agreements between each of these individuals and the Company dated August 18, 1994. See: "ITEM 6. EXECUTIVE COMPENSATION."

CONVERSION INDUSTRIES INC. LOAN AGREEMENT

On June 26, 1996 the Company entered into an agreement with Conversion Industries Inc. ("Conversion") regarding repayment of their loan of $6,295,000 and accrued interest of $1,921,000. In consideration of (i) a cash payment of $750,000, and (ii) the assignment of all rights, title and interest that Myriad and ATS have in the A&E bankruptcy, Conversion has agreed to release Myriad of all liability with respect to the loan agreement and all amounts owing thereunder. Pursuant to an amendment to the agreement dated August 14, 1996 the cash payment of $750,000 is payable in three $250,000 installments due on or before September 3, 1996, October 1, 1996 and November 1, 1996. Conversion is required to submit the agreement to Bankruptcy Court for approval as soon as reasonably practical. The forgiveness of debt of $7,466,000 will be treated as income for financial statement purposes and as additional paid in capital for tax purposes. As of September 20, 1996 the Company has not made the initial payment of $250,000.

ITEM 2.  PLAN OF OPERATIONS

OVERVIEW

Myriad International, Inc. ("Myriad" or the "Company") was incorporated in 1992 in Delaware as Myriad Industries, Inc. In July 1992, Myriad merged with a Colorado corporation, Pharmaco-Medico Systems Corp. ("Pharmaco"), which had been incorporated ten years earlier in 1982. In conjunction with the merger Pharmaco changed its name to Myriad Industries, Inc., and the shareholders of Pharmaco received Myriad Class A Common Stock in a 50-to-1 reverse stock split in which one share of Myriad stock was issued for each 50 shares of Pharmaco.

In August 1994 Myriad discontinued its then principal business of providing ship repair services to the United States Navy, through its wholly-owned subsidiary A&E Industries, Inc. ("A&E) and placed A&E in Chapter 11 bankruptcy. Two other wholly-owned subsidiaries, Advanced Test Systems, Inc. ("ATS") and Remedquip International, Inc. "(Remedquip") also ceased operations at approximately this time.

PMSI

In September 1994 the Company formed Pacific Marine and Steel, Inc., a Delaware corporation ("PMSI") to start a small ship design and manufacturing business.

In November 1994 PMSI began exploring opportunities in Peru, and other parts of the world, to construct affordable housing and other buildings.

In approximately November 1994 PMSI began engaging in the business of designing and building light-gauged steel framed buildings and other building systems for the rapidly expanding global marketplace, including homes (single and multiple dwellings), schools, office buildings, hotels, casinos, resorts, hospitals, clinics, and other public buildings.

In January 1966 the Company decided to abandon PMSI's small ship design and manufacturing business and to focus its resources and efforts primarily on PMSI's Construction Division and the Company's Peruvian fish meal joint venture.

PMSI-Peru

In September 1995 PMSI formed a wholly-owned subsidiary in Peru, Pacific Marine and Steel, Inc.-Peru S.A. ("PMSI-Peru"), which is operating as a construction company to build housing and other building projects in Peru.

PMSI-Peru has commenced work on building the initial 1,000 home phase of a 3,000 unit housing project in Piura, Peru. PMSI-Peru has constructed model homes and a sales office and has started accepting applications for purchase of the homes and financing. Final permitting of the site is expected by September 30, 1996 with site improvements and construction of the first 200 homes to commence upon issuance of such permits.

PMSI and PMSI-Peru are currently negotiating several additional construction projects for single family dwellings, hotels, office centers, casinos, and resorts in Peru and other countries in South America.

Myriad-Peru

In June 1995 Myriad formed a wholly-owned subsidiary in Peru, Myriad International, Inc. - Peru S.A. ("Myriad- Peru"), to provide financing for homes and other projects to be built in Peru (including projects to be built by PMSI-
Peru), and to be a financial partner in a number of joint ventures in Peru for hotels, casinos, office centers and resorts.

CPA

Myriad is the majority owner of a Peruvian company, Corporacin Peruana Americana de Pesca S.A. ("CPA") which was formed in April 1995. CPA was formed for the purpose of acquiring several operating fish meal plants and fish oil refineries in Peru and to purchase currently licensed commercial fishing vessels to supply CPA's fishmeal plant operations.

OPERATIONS FOR THE NEXT 12 MONTHS

During the next 12 months the Company plans to complete the initial 1000 homes in the Piura, Peru housing venture and to commence several additional housing projects in Peru and other countries in South America. The Company also plans to submit bids to the Peruvian government for the acquisition of one or more fish meal plants and fish meal refineries through CPA.

The Company also plans on substantially reducing its liabilities by funding the agreement with Conversion Industries Inc. ("Conversion") for the elimination of the Company's approximately $8,000,000 of debt (principal and interest) to Conversion through the payment of $750,000.

The Company estimates that it will need approximately $3,000,000 of additional equity and/or debt to provide for its working capital needs over approximately the next 6 months until cash flow from the Piura housing venture reaches a level to both sustain the Company's overhead and provide working capital for additional construction projects. The Company plans on raising substantially all of this amount through the private placement of equity securities or a public offering and construction loans from one or more Peruvian banks.

CPA will require a combination of debt and equity of at least $7,000,000 to have a realistic chance of entering the Peruvian fish meal and fish oil market through the acquisition of at least one fish meal plant and one fish oil refinery. The Company is presently negotiating with several groups to obtain this financing.

EMPLOYEES

The Company presently has approximately 20 full-time employees, 10 at its San Diego, CA headquarters location and 10 in Peru. Over the next twelve months the Company expects to add 3 to 5 additional employees in San Diego, CA to provide accounting and administrative support; and to add several additional employees in Peru, also to provide accounting and administrative support. In addition, as the Company's construction projects commence, laborers and supervisors will be hired depending on the size of the project. The Company estimates that it will hire approximately 250 employees at the Piura housing venture over the next twelve months.

LIQUIDITY

As indicated in the accompanying financial statements, the Company recognized net losses of $3,115,000 in 1995 and $7,116,000 in 1994 and had a net stockholder's deficit of $12,445,000 at July 31, 1995. In addition, as discussed in Note 2 - Discontinued Operations, the Company recorded a loss on discontinued operations of $8,186,000 during 1994. This amount includes a $4,032,000 ($3,513,000 at July 31, 1995) provision for the payment of certain obligations of the Former Subsidiaries for which the Company is legally obligated, either directly as a result of guarantees or indirectly as a result of its indemnification obligations to officers of the Company who served as officers of one or more of the former subsidiaries. The loss on discontinued operations and the expenses of starting up certain new businesses has resulted in the Company having cash shortages and delayed payment of certain obligations when they became due, including certain federal and state payroll tax obligations of both the Company and the Former Subsidiaries. This cash shortage has in turn resulted in several creditors having obtained judgments against the Company and/or its officers for non-payment of trade payables or loans made to the Company. The Company is in the process of renegotiating the timing of certain payments. Management believes that cash generated from its new businesses will be adequate to meet the Company's debt and operating requirements commencing during the second quarter of fiscal 1997; and that it will be current on all of its obligations by the end of fiscal 1997. Until such time the Company continues to rely on funds provided by the sale of equity securities and short-term loans to meet its operating needs and to retire past due obligations.

ITEM 3. DESCRIPTION OF PROPERTY

The Company leases two principal properties: its corporate and administrative headquarters in San Diego, California and an administrative office in Lima, Peru.

The administrative offices in San Diego, California house corporate functions including accounting, billing and marketing. The site occupies approximately 11,000 square feet and is currently occupied on a month-to-month basis at a rental of $5,025 per month.

The administrative offices in Lima, Peru occupies APPROXIMATELY 12,000 square feet and is leased for $2,300 per month . The current lease expires in May 1997.

PMSI-Peru also owns, through its Piura housing joint venture, two model homes and a sales office in Piura, Peru. These facilities were constructed in July 1996 are located approximately five miles from the site on which the initial 1,000 houses of the project will be constructed. See: "DESCRIPTION OF BUSINESS -
(b) Business of Myriad - PRINCIPAL CUSTOMERS - PENDING TRANSACTIONS."

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The issued and outstanding stock of the Company at July 31, 1996 consisted of approximately 24,000,000 shares of Class A Common Stock, each entitled to 1/10 of a vote, and 4,701,250 shares of Class B Common Stock, each entitled to one vote. The only difference in the rights of the holders of Class A Common Stock and the rights of holders of Class B Common Stock is that the former class has one tenth of a vote per share and the latter class has one vote per share. The Class B Common Stock is convertible at any time into shares of Class A Common Stock on a share for share basis at the option of the holders thereof.

As of July 33, 1996 no person was known to the Company to own beneficially more than 5% of the Class A Common Stock or Class B Common Stock of the Company except as set forth below.

                              CLASS B COMMON STOCK

The following table sets forth certain information with respect to Myriad Class B Common Stock as of June 30, 1996 beneficially owned directly by Mr. Jerome O. Crawford, Chairman of the Board of Directors and Chief Executive Officer of the Company, and Mr. Victor L. Parks, Senior Vice President and Secretary and a director of the Company. Messrs. Crawford and Parks are the only holders of Class B Common Stock. For information with respect to the shares of Class A Common Stock beneficially owned by Messrs. Crawford and Parks see: " Class A Common Stock."

     Name and Address                      Amount and Nature of
    of Beneficial Owner                        Ownership                       Percent of Class
    -------------------                    --------------------                ----------------
Jerome O. Crawford                            4,000,000 (1)(2)                     85 (3)(4)
4330 La Jolla Village Drive
San Diego, CA 92122

Victor L. Parks                                 701,250 (5)                        15 (4)(6)
4330 La Jolla Village Drive
San Diego, CA 92122

-------------------------
(1) Includes 1,000,000 shares which Mr. Crawford currently has the right to purchase pursuant to the exercise of stock options.


(2) See: "Item. 6 - EXECUTIVE COMPENSATION" for a discussion regarding restrictions on transfer of Class B Shares and the right of the Company to repurchase up to 2,025,000 of Mr. Crawford's Class B shares under certain circumstances.

(3) Based upon the Class A Common Stock and Class B Common Stock of the Company outstanding at July 31, 1996, Mr. Crawford controlled approximately 57% of the voting power of all voting securities of the Company. This percentage could increase to approximately 64% if Mr. Crawford exercised all the currently exercisable options to purchase shares of the Class A Common Stock and Class B Common Stock of the Company held by him and Mr. Parks did not exercise any of his options.

(4) Based upon the Class A Common Stock and Class B Common Stock of the Company outstanding at July 31, 1996, Mr. Crawford and Mr. Parks controlled approximately 71% of the voting power of all voting securities of the Company. This percentage could increase to approximately 76% if Mr. Crawford and Mr. Parks exercised all the presently outstanding options to purchase shares of the Class A Common Stock and Class B Common Stock of the Company held by them.

(5) See: "ITEM 6" - EXECUTIVE COMPENSATION" for a discussion regarding restrictions on transfer of Class B Shares and the right of the Company to repurchase Mr. Park's Class B shares under certain circumstances.


(6) Based upon the Class A Common Stock and Class B Common Stock of the Company outstanding at July 31, 1996, Mr. Parks controlled approximately 14% of the voting power of all voting securities of the Company. This percentage could increase by approximately 1/2 percentage point if Mr. Parks exercised all the presently outstanding options to purchase shares of the Class A Common Stock of the Company held by him and Mr. Crawford did not exercise any of his options.

                              CLASS A COMMON STOCK

The following table sets forth certain information with respect to the ownership of Myriad Class A Common Stock as of July 31, 1996, by (i) those persons known by the Company to be the beneficial owners of more than 5% of the total number of outstanding shares, (ii) each director and (iii) all executive officers named in the Summary Compensation Table, and (iv) all officers and directors of the Company as a group:

     Name and Address of              Amount and Nature of
      Beneficial Owner                  Ownership (1)        Percent of Class (2)
     -------------------              --------------------   --------------------
Jerome O. Crawford (3)(4)                 2,275,000                   9%
4330 La Jolla Village Drive
San Diego, CA 92122

Victor  L. Parks (5)(6)                     998,750                   4%
4330 La Jolla Village Drive
San Diego, CA 92122

Sharon Snyder (7)                           541,500                   2%
4330 La Jolla Village Drive
San Diego, CA 92122

James L. Walton (8)                          45,000                  ----
717 Market Street
Tacoma, WA 98402

J. Thomas Wood (9)                           45,000                  ----
1809 - 7th Avenue
Seattle, WA 98101

Thomas M. Closz (10)                      2,038,931                   8%
222 East Pearson
Chicago, IL 60611

Conversion Industries Inc. (11            1,615,000                   6%
234 E. Colorado Blvd.
Pasadena, CA 91101

Dr. Michael Goldstein (12)(13)            7,543,705                  33%
4993 Sky Street
San Diego, CA 92110

David W. Pequet (14)(15)                  2,775,586                  11%
105 E. First Street
Hinsdale, IL 60521

Fred Pickard (16)                         2,770,000                  10%
200 East 9th Court
Hinsdale, IL 60521

All Directors and Officers
as a Group (6) persons                    4,110,250                  16 %

-------------
(1)  Ownership is direct unless otherwise stated.

(2) Based on 23,834,133 shares of Class A Common Stock outstanding at July 31, 1996.

(3) Excludes 395,500 shares owned by a corporation controlled by Mr. Crawford's mother and adult daughter Mr. Crawford disclaims any beneficial interest in these shares.

(4) Includes 1,275,000 shares issuable upon exercise of stock options exercisable within 60 days of July 31, 1996.

(5) Excludes 225,000 shares beneficially owned by Mr. Park's adult children. Mr. Parks disclaims beneficial interest in these shares.

(6) Includes 325,000 shares issuable upon exercise of stock options exercisable within 60 days of July 31, 1996.

(7) Includes 201,500 shares of Class A Common Stock issuable upon exercise of stock options exercisable within 60 days of July 31, 1996.

(8) Includes 45,000 shares issuable upon exercise of stock options exercisable within 60 days of July 31, 1996.

(9) Includes 45,000 shares issuable upon exercise of stock options exercisable within 60 days of July 31, 1996.

(10) Includes 2,038,931 shares of Class A Common Stock issuable upon exercise of currently exercisable stock purchase warrants. See: "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

(11) Includes 1,215,000 shares of Class A Common Stock issuable upon exercise of currently exercisable stock purchase warrants.

(12) Includes 3,005,298 shares beneficially owned by a trust of which Dr. Goldstein is the sole beneficiary and trustee. See: "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

(13) Includes 3,278,202 shares issuable upon exercise of currently exercisable stock purchase warrants.

(14) Includes 65,672 shares of Class A Common Stock owned by a partnership of which Mr. Pequet is managing partner..

(15) Includes 2,354,914 shares of Class A Common Stock issuable upon exercise of currently exercisable options and stock purchase warrants including 10,000 warrants owned by a partnership of which Mr. Pequet is managing partner.

(16) Includes 2,740,000 shares of Class A Common Stock issuable upon exercise of currently exercisable stock purchase warrants.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

                                                                                                  Affiliated
                                                                                                     With
                                                         Company Positions                         Company
       Name                       Age                       and Offices                              Since
       ----                       ---                    -----------------                        ----------
Jerome O. Crawford (2)            49              Chief Executive Officer and Director                1992

Sharon A. Snyder                  45              Senior Vice President and Treasurer                 1992

Victor L. Parks (2)               51              Senior Vice President, Secretary
                                                   and Director                                       1992

Michael Nalu                      58              Vice President                                      1995

James L. Walton (1)(3)            57              Director                                            1994

L. Thomas Wood (1)(3)             53              Director                                            1994

-----------------------------
(1) Class A Director
(2) Class B Director
(3) Member of Compensation Committee

BUSINESS EXPERIENCE OF DIRECTORS AND EXECUTIVE OFFICERS OF MYRIAD

JEROME O. CRAWFORD. Mr. Crawford presently serves as Chairman of the Company's Board of Directors and Chief Executive Officer. Mr. Crawford became a Vice President and Director of the Company in July 1992 and was elected as President and Chief Executive Officer in September 1992. He was elected Chairman and Chief Executive Officer in January 1996. Mr. Crawford joined A&E in April 1992, after having acted as a consultant to A&E for approximately six months.

Prior to joining the Company Mr. Crawford was a Senior Vice President with Northwest Funding Group Inc. ("Northwest") from April 1990 until May, 1991. Northwest is a company which arranges financing, venture capital and lease financing for small and medium-sized companies. Prior to joining Northwest, Mr. Crawford was President of Support Services Inc. ("Support"), a company engaged in the facility management business from 1985 to March 1990.

Mr. Crawford obtained a degree in Political Science from the University of Puget Sound, Tacoma, Washington, in 1969, and obtained his Juris Doctorate from the University of Washington in 1973.

Mr. Crawford has served as an officer and director of Myriad's wholly-owned subsidiary, A&E Industries, Inc. ("A&E") since April 1992. In August 1994 A&E filed for protection under Chapter 11 of the United States Bankruptcy Code. In November 1994 the Chapter 11 Bankruptcy was converted to a Chapter 7 Bankruptcy at the request of A&E.. A&E has been in the process of liquidation under the auspices of a trustee since such date. (See: "ITEM 1. DESCRIPTION OF BUSINESS -
(b) Business of Myriad - (3) Discontinued Operations").

VICTOR L. PARKS. Mr. Parks currently serves as Senior Vice President and Secretary of Myriad and is a member of the Company's Board of Directors. In addition, Mr. Parks is presently the acting President of PMSI. Mr. Parks joined A&E in April 1992, after having acted as a consultant to A&E for approximately six months. He served as a director and Chief Financial Officer of the Company from July 1992 to September 1992 and as a Senior Vice President from July 1992. He was reelected as a director in August 1994; and as Secretary in January 1996.

From May 1986 to October 1991 Mr. Parks has served as President of Delta Pacific Mortgage Company, and from October 1972 to May 1986 held Assistant Vice President positions with The Bank of California and California First Bank. Mr. Parks received his Bachelor of Arts degree in Business Administration from the University of Nebraska in 1971.

Mr. Parks has been officer and director of Myriad's wholly-owned subsidiary, A&E Industries, Inc. ("A&E) since April 1992. In August 1994 A&E filed for protection under Chapter 11 of the United States Bankruptcy Code. In November 1994 the Chapter 11 Bankruptcy was converted to a Chapter 7 Bankruptcy at the request of A&E.. A&E has been in the process of liquidation under the auspices of a trustee since such date. (See: "ITEM 1. DESCRIPTION OF BUSINESS - (b) Business of Myriad - (3) Discontinued Operations").

MICHAEL NALU. Mr. Nalu joined the Company in June 1995 as President of PMSI's Construction Division. He was elected as a Vice President of the Company in January 1996. Mr. Nalu has a lengthy background as an Architect (NCARB Certified) and a General Building Contractor, including serving as a Commissioner with the State of California regarding California Architects Licensing Examination, and serving as a consultant with the U.S. Department of Energy on energy performance of buildings, and a consultant with The American Institute of Architects regarding energy conservation in mobile homes. Mr. Nalu has also served as a lecturer with Lawrence Technological Institute, Detroit, Michigan concerning building construction systems. Mr. Nalu is a member of The American Institute of Architects, the National Council of Architectural Registration Boards (NCARB), and is a registered architect in California, Michigan, Arizona and Florida. Mr. Nalu holds a Bachelor of Architecture from Oklahoma State University (1964), and a Master of Architecture from University of Detroit (1975).

SHARON A. SNYDER. Ms. Snyder joined Myriad in July 1992 as Controller. She was elected as Chief Financial Officer in October 1993; and in January 1996 she was elected to her present position as Senior Vice President and Treasurer.

From September 1991 to July 1992 Ms. Snyder provided financial consulting services during start-up phases to Indian gaming ventures. From October 1989 until September 1991 Ms. Snyder was controller of Sycuan Gaming Center in El Cajon, California. She reported to the General Manager and was responsible for the accounting, financial reporting, budgeting, purchasing, payroll and cash operations of an Indian Casino with annual revenues of $40,000,000.

From December 1984 to September 1989, Ms. Snyder was Vice President, CFO and Controller of Bank of Southern California in San Diego, California. She reported to the Senior Vice President and had responsibility over all aspects of accounting, budgeting, financial reporting, purchasing and payroll. From September 1982 until December 1984 Ms. Snyder was a senior auditor with Peat Marwick Mitchell & Co. in San Diego, California. Ms. Snyder received a bachelors of science degree in accounting from San Diego State University (cum laude) in 1982.

Ms. Snyder has been an officer of Myriad's wholly-owned subsidiary, A&E Industries, Inc. ("A&E) since July 1992. In August 1994 A&E filed for protection under Chapter 11 of the United States Bankruptcy Code. In November 1994 the Chapter 11 Bankruptcy was converted to a Chapter 7 Bankruptcy at the request of A&E.. A&E has been in the process of liquidation under the auspices of a trustee since such date. (See: "ITEM 1. DESCRIPTION OF BUSINESS - (b) Business of Myriad
- (3) Discontinued Operations").

JAMES L. WALTON. Mr. Walton was elected as a director in January 1996. He also served as a member of the PMSI Board of Directors from April 1995 until June 20, 1996.

Since January 1990, Mr. Walton has served as Deputy City Manager for the City of Tacoma, Washington where he is responsible for the City's Finance, Human Resources, and General Services Departments, as well as strategic planning and budget development. The City has an annual general fund budget of $237 million, and employs over 1,800 full time employees. Prior to this position, Mr. Walton served as Assistant City Manager and Director of Human Rights from August 1979 to January 1990. Mr. Walton has more than twenty-five years of public administration experience and public service. He has worked for the State of Washington as State Coordinator of the Model Cities program, and presently serves as a director of the Economic Development Board for Tacoma/Pierce County, and a trustee of the Board of the Anne Wright School, a private institution. Mr. Walton was the first African-American to serve as President of Sunrise Rotary Club where he is a Paul Harris Fellow. He is also a sustaining member of the Tacoma Urban League and a member of the Washington City/County Management Association. Mr. Walton is a graduate and senior Fellow of the American Leadership Forum and received the Tacoma/Pierce County Municipal League's Distinguished Citizen Award. He attended the University of Puget Sound and the City University in Tacoma, majoring in Public Administration.

J. THOMAS WOOD. Mr. Wood was elected as a director in January 1996. He also served as a member of the PMSI Board of Directors from April 1995 until June 26, 1996.

In June 1988 Mr. Wood founded Harper-Wood and Associates ("HWA") with James Harper, now deceased. Previously to HWA, Mr. Wood spent seventeen years working in all levels and areas of the commercial banking industry. For eleven years, he was a commercial lending executive, handling financing for companies in the $10 million to $50 million annual sales range. For three years he was responsible for marketing and administering loans, commercial paper and capital funding for Fortune 500 companies in the New York area. For two and one half years Mr. Wood was the Assistant Director of Credit for Weyerhaeuser Corporation. He was responsible for internal reporting and management of regional credit managers located throughout the continental United States and Europe and for administering $690 millions in accounts receivable.

Mr. Wood is a member of the City of Seattle Employee Pension Fund Investment Advisory Committee, serves on the Eastern Washington University Alumni Board and is a member of Rotary International. Mr. Wood is a 1966 graduate of Eastern Washington University with a Bachelor of Arts degree in Economics and Political Science. He also attended Pacific Coast Banking School from 1978 to 1980.

KEY EMPLOYEES

MYRIAD

DAVID A. RAPAPORT (54). Mr. Rapaport joined the Company as Corporate Counsel in June 1996 after having acted as a consultant since February 1995. Mr. Rapaport is a graduate of the St. John's University School of Law (1966). He has over 25 years of experience in corporate legal matters and capital formation. From August 1990 to December 1996 he served as the Executive Vice President and General Counsel of Conversion Industries Inc., a publicly traded merchant banking company. From January 1975 to July 1990 he was an executive officer of National Patent Development Corporation, a diversified company with interests in growth technologies, technical training and engineering support, medical and health care and consumer products distribution. Prior to joining National Patent Mr. Rapaport practiced corporate law in New York City. Mr. Rapaport served as a director of Myriad from approximately September 1992 to October 1994.

MELISSA LUCKEY (30). Ms. Luckey is presently serving as Assistant to the Chairman and Manager of Human Resources for Myriad. Ms. Luckey joined the Company in 1994 as Personnel Manager. In addition to assisting the Chairman on a range of special projects, Ms. Luckey is responsible for all of Myriad's human resource programs, including recruiting all prospective employees. Prior to joining the Company, Ms. Luckey served as Human Resource Manager and/or Administrator with National Staff Network, in Van Nuys, California from 1992 to 1994. and with Heliz View Heal Care Center, in El Cajon, California from 1991 to 1992. Ms. Luckey also served as a executive recruiter with Old Town Staffing Agency in San Diego, California from 1983 to 1991. Ms. Luckey holds a Bachelor of Science degree in Business Administration from San Diego State University, with a minor in Human Resources Management.

PMSI

FELEKE TEKA (46). Mr. Teka joined PMSI as its Chief Financial Officer in December 1994. Prior to joining PMSI Mr. Teka was Chief Financial Officer with Security Environmental Services, Inc. from September 1994 to October 1994 and Vice President of Finance from March 1991 to October 1992, where he was responsible for all financial reporting and accounting matters. From October 1992 to September 1994 Mr. Teka served as Senior Audit Manager for Macias & Company, Certified Public Accountants where he planned, coordinated and completed all phases of audits. Prior to this position, from November 1980 to March 1991, Mr. Teka was Senior Audit Manager with Deloitte & Touche. Mr. Teka has extensive experience with both public and private companies, including initial and secondary public offerings. Mr. Teka holds a Bachelor of Arts degree in Economics from California State University at Long Beach and has a Bachelor of Arts degree in Accounting and a Masters degree in Public Finance from California State University at Dominguez Hills.

SILVANA BERNASCONI (36). Ms. Bernasconi joined the Company in May 1995 as General Manager and a director of Myriad-Peru and as General Manager and a director of PMSI-Peru. Prior to joining the Company from May 1993 to April 1995 Ms. Bernasconi was Executive Managing Director of Peruvian Mediterranean Trading, where she was responsible for administration and operations of this international trading firm. During this same period Ms. Bernasconi served as Marketing and Sales Manager for a private Italian hospital in Lima, Peru.

Ms. Bernasconi's business and management experience includes serving as Administrative and Commercial Manager from January 1992 to April 1993 for Inversiones Ferno S.A., an international business and consulting firm.

ARMANDO CARBONEL (42). Mr. Carbonel is the General Financial Officer of Myriad-Peru. Prior to joining the Company in December 1995 Mr. Carbonel held the position of Executive Director of the Instituto de Desarrollo Empresarial, a financial educational institution from January 1994 to November 1995. Mr. Carbonel served as General Financial Officer of EXTRU FILM, a plastic manufacturing company and Textil Group Lanificio del Peru from January 1993 to December 1993. Mr. Carbonel holds degrees from the National University of San Marcos, the Peruvian Administrative Institute and the OEA-ADEX Peruvian Institute.

PERCY COLFER (48) - Mr. Colfer joined the Company in January 1996 as Administrative and Commercial Manager of the Company's Peruvian fishmeal joint venture, CPA. Mr. Colfer has over 20 years of experience in commercial and financial management. Prior to his present position, Mr. Colfer served from November 1993 to November 1995 as an Executive Consultant at Solariz S.A Customhouse Agency. He also served from March 1991 to October 1993 as Manager Director of AGECE, a company dedicated to the assessment of commercial trade. Before coming to these positions, Mr. Colfer was the General Manager of Agencia Maritime Tauro S.A. from August 1992 to June 1993. He also held the position of Commercial Manager at Sindicato Pesquiro del Peru S.A., a Peruvian fishmeal plant in the private sector from February 1985 to March 1991. Mr. Colfer has taken Business Administration courses at ESAN School for Graduates and has graduated in Accounting Management (1974) . He has also graduated as Computer Programmer in IBM del Peru (1969), and holds a Bachelor Degree in Business Administration from The Federico Villarreal National University (1971)

GERALD A. DELGADILLO (45). Mr. Delgadillo joined PMSI-Peru in November 1995 as Construction Manager. Mr. Delgadillo has more than 23 years of experience in all phases of the construction industry. He formerly was employed by E.F. Brady, a construction company, from May 1982 to April 1992. From June 1992 to September 1994 Mr. Delgadillo was a Regional Sales Manager for Steeler, Inc. a steel supply company; and from September 1994 to November 1995 he operated his own consulting business.

KIRK JONES (41). Mr Jones is presently serving as Project Manager for PMSI-Peru. Prior to joining the Company in November 1995 Mr. Jones was employed as the Operations Manager and Sales Representative of Steeler, Inc. a steel supply company from January 1994 to December 1995. He served as Project Coordinator, Foreman and Journeyman at E.F. Brady and has more than 20 years of experience in all phases of the construction industry.

ITEM 6. EXECUTIVE COMPENSATION

The following table sets forth the total remuneration of the Chief Executive Officer and the Company's two Senior Vice Presidents.

========================================================================================================================
                                    SUMMARY COMPENSATION TABLE
------------------------------------------------------------------------------------------------------------------------
                                                                                  Long Term Compensation
                        Annual Compensation
                                                                       -------------------------------------------------
                                                                          Awards                 Pay-
                                                                                                outs
------------------------------------------------------------------------------------------------------------------------
      (a)                  (b)       (c)         (d)         (e)          (f)          (g)       (h)       (i)

                                                            Other                                         All
       Name                                                 Annual     Restricted                LTIP     Other
       and                                                  Compen-       Stock      Options/    Pay-     Compen-
    Principal             Year      Salary       Bonus      sation      Award(s)       SARs      outs     sation
    Position             f/y/e                    ($)         ($)          ($)          (#)       ($)       ($)
                        July 31       ($)
------------------------------------------------------------------------------------------------------------------------
Jerome  Crawford         1994       100,000       ----        ----         ----         ----      ----    36,000
President (1)
                         1995       100,000       ----        ----      130,000         ----      ----    37,000


Victor Parks             1994        65,000       ----        ----         ----         ----      ----      ----
Senior Vice
President (2) (3)        1995        75,000       ----        ----       65,000         ----      ----      ----

Sharon Snyder            1994        77,000        ---         ---          ---         ----       ---      ---
Chief Financial
Officer (4)              1995        85,000        ---         ---       20,000         ----       ---      ---

========================================================================================================================

(1) Effective January 1, 1996, the Company entered into an employment agreement with Jerome O. Crawford ("1996 Agreement") pursuant to which Mr. Crawford became Chairman and Chief Executive Officer of the Company for the five year period ending on December 31, 2000. The 1996 Agreement replaced the employment agreement between the Company and Mr. Crawford dated September 1, 1992, as amended on August 18, 1994 (the "1992 Agreement") pursuant to which Mr. Crawford served as President and Chief Executive Officer of the Company.

     The 1996 Agreement provides for annual compensation of $250,000 with annual increases to be determined by the board of directors. The increase in annual compensation from $100,000 in the 1992 Agreement will not take effect until the board of directors determines that the Company "has adequate cash flow" to pay the increased amount. The 1996 Agreement also provides for an annual bonus to be determined by the Company's board of directors based on profitability, a $2000 per month housing and commuter allowance, and a $2,000,000 life insurance policy with the beneficiary to be designated by Mr. Crawford.

     The 1996 Agreement grants Mr. Crawford 1,000,000 shares of the Company's Class A Common Stock, which will vest on March 31, 1996, and an award of 2,000,000 shares of the Company's Class B Common Stock, 1,500,000 shares of which are subject to repurchase by the Company at nominal cost in equal annual installments of 500,000 shares between December 31, 1996 and December 31, 1998 in the event the 1996 Agreement is wrongfully terminated by Mr. Crawford or terminated for cause by the Company. In addition
     350,000 shares of Class B Common Stock awarded to Mr. Crawford under the 1992 Agreement is subject to repurchase at a nominal cost on the same basis as under the 1996 Agreement at the rate of 175,000 shares per year between August 18, 1997 and August 18, 1998.

     The 1996 Agreement provides that all shares of Class B Common Stock held by Mr. Crawford shall not be sold, assigned, hypothecated, or otherwise encumbered or transferred during the lifetime of Mr. Crawford except to his spouse, children or grandchildren or to another registered holder of Class B Common Stock and that the shares of Class B Common Stock held by Mr. Crawford shall not be converted into shares of Class A Common Stock except by Mr. Crawford or a permitted transferee. At January 31, 1996 the only holders of Class B Common Stock were Mr. Crawford and Mr. Parks.

     The 1996 Agreement grants to Mr. Crawford an option to purchase 2,500,000 shares of Class B Common Stock at a price of $0.25 per share for a five year period. The option vests 1,000,000 shares immediately with the balance vesting in equal annual installments of 375,000 from January 1, 1997 to January 1, 2000.

(2) Mr. Parks has not received payment of $38,000 of the compensation payable to him for the fiscal year ended July 31, 1995.

(3) Effective January 1, 1996, the Company entered into an employment agreement with Victor L. Parks ("1996 Agreement") pursuant to which Mr. Park's will serve as Senior Vice President for the five year period ending on December 31, 2000. The 1996 Agreement replaced the employment agreement between the Company and Mr. Crawford dated August 18, 1994 (the"1994 Agreement") pursuant to which Mr. Parks served as Senior Vice President.

     The 1996 Agreement provides for annual compensation of $125,000 with annual increases to be determined by the board of directors. The increase in annual compensation from $75,000 in the 1994 Agreement will not take effect until the board of directors determines that the Company "has adequate cash flow" to pay the increased amount. The 1996 Agreement also provides for a one-time signing bonus of $20,000 and an annual bonus to be determined by the Company's board of directors based on profitability.

     The 1996 Agreement grants Mr. Parks 500,000 shares of the Company's Class A Common Stock, which vests immediately and an award of 600,000 shares of the Company's Class B Common Stock, 450,000 shares of which are subject to repurchase by the Company at nominal cost in equal annual installments of 150,000 shares between December 31, 1996 and December 31, 1998 in the event the 1996 Agreement is wrongfully terminated by Mr. Parks or terminated for cause by the Company. In addition 251,250 shares of Class B Common Stock awarded to Mr. Parks under the 1994 Agreement is subject to repurchase at a nominal cost on the same basis as under the 1996 Agreement at the rate of 83,750 shares per year between August 18, 1996 and August 18, 1998.

     The 1996 Agreement provides that all shares of Class B Common Stock held by Mr. Parks shall not be sold, assigned, hypothecated, or otherwise encumbered or transferred during the lifetime of Mr. Parks except to his spouse, children or grandchildren or to another registered holder of Class B Common Stock and that the shares of Class B Common Stock held by Mr. Parks shall not be converted into shares of Class A Common Stock except by Mr. Parks or a permitted transferee. At January 31, 1996 the only holders of Class B Common Stock were Mr. Parks and Mr. Crawford.

     The 1996 Agreement grants to Mr. Parks an option to purchase 1,000,000 shares of Class A Common Stock at a price of $0.25 per share for a five year period. The option vests 200,000 shares immediately with the balance vesting in equal annual installments of 200,000 shares from January 1, 1997 to January 1, 2000.

(4) Effective January 1, 1996, the Company entered into an employment agreement with Sharon Snyder ("1996 Agreement") pursuant to which Ms. Snyder will serve as Senior Vice President and Treasurer for the five year period ending on December 31, 2000. The 1996 Agreement replaced the employment agreement between the Company and Ms. Snyder dated August 18, 1994 (the "1994 Agreement") pursuant to which Ms. Snyder served as Senior Vice President and Chief Financial Officer.

     The 1996 Agreement provides for annual compensation of $100,000 with annual increases to be determined by the board of directors. The increase in annual compensation from $85,000 in the 1992 Agreement will not take effect until the board of directors determines that the Company "has adequate cash flow" to pay the increased amount. The 1996 Agreement also provides for a one-time signing bonus of $20,000 and an annual bonus to be determined by the Company's board of directors based on profitability.

     The 1996 Agreement grants Ms. Snyder 200,000 shares of the Company's Class A Common Stock, which vests immediately and an option to purchase 500,000 shares of Class A Common Stock at a price of $0.25 per share for a five year period. The option vests 100,000 shares immediately with the balance vesting in equal annual installments of 100,000 shares from January 1, 1997 to January 1, 2000.

(5) Effective January 1, 1996, the Company entered into an employment agreement with Michael Nalu ("1996 Agreement") pursuant to which Mr. Nalu will serve as a Vice President for the five year period ending on December 31, 2000.

     The 1996 Agreement provides for annual compensation of $100,000 with annual increases to be determined by the board of directors.

     The 1996 Agreement grants Mr. Nalu 150,000 shares of the Company's Class A Common Stock, which vests immediately and an option to purchase 300,000 shares of Class A Common Stock at a price of $0.25 per share for a five year period. The option vests 100,000 shares immediately with the balance vesting in equal annual installments of 50,000 shares from January 1, 1997 to January 1, 2000.

                   OPTIONS GRANTED DURING F/Y/E JULY 31, 1995

                                                          Percent of        Exercise
                                                        Total Options         Price             Expiration
     Name                       Options Granted            Granted          ($/share)              Date
     ----                       ---------------         -------------       ---------           ----------
Jerome Crawford                         200,000              37.4             $0.13          August 18, 2004


Victor Parks                            125,000              23.3             $0.13          August 18, 2004


Sharon Snyder                            50,000               9.3             $0.13          August 18, 2004

--------------------------------------------------------------------------------
All of the above options were granted on August 18, 1994 and vested 1/3 immediately, 1/3 on January 18, 1995 and 1/3 on August 18, 1995.

Option Exercises and Year-End Values Table -The table set forth below contains information with respect to (i) the unexercised options to purchase shares of Class A Common Stock granted to the executive officers named in the Summary Compensation Table and held by them at July 31, 1995, (ii) the aggregate number of shares acquired by such executive officers upon the exercise during fiscal 1995 of options to purchase shares of Class A common stock (none during fiscal
1995) and (iii) the value of unexercised in-the-money options at July 31. 1995. There were no options to purchase shares of Class B common stock granted or outstanding at July 31, 1995.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES

                                                                  Number of
                                                           Securities Underlying                  Value of Unexercised
                                                           Unexercised Options at                In-the-Money Options at
                         Shares                                 July 31, 1995                       July 31, 1995(1)
                       Acquired on       Value         ----------------------------------     ------------------------------
     Name               Exercise        Realized       Exercisable          Unexercisable     Exercisable      Unexercisable
     ----              -----------      --------       -----------          -------------     -----------      -------------
Jerome Crawford           ----            ----           275,000                ----            $24,000              ----



Victor Parks              ----            ----           125,000                ----            $15,000              ----



Sharon Snyder             ----            ----           101,500                8,500           $ 6,000              ----

--------------------------------------------------------------------------------

(1) Based on the closing bid price of the Class A Common Stock on the NASD Electronic Bulletin Board on July 31, 1995 of $0.25 per share.

COMPENSATION OF DIRECTORS

Non-employee directors receive $500 for each Board meeting they attend in person, plus reimbursement for reasonable out-of-pocket expenses. Employee directors do not receive any additional compensation for Board or committee service.

EMPLOYEE BENEFIT PLANS

The Company provides medical and/or dental coverage for executives and certain salaried employees, on an individual-by-individual basis and not pursuant to a plan or formula based on position or salary.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a) Employment and Consulting agreements.

The Company has entered into employment agreements with Messrs. Crawford, Parks and Nalu and Ms. Snyder. See: "ITEM 6. EXECUTIVE COMPENSATION" for a description of the material terms of these agreements.

(b) Transaction with Michael Goldstein.

During February and March of 1995 a Dr. Michael Goldstein, who is an independent investor and who has no business, family or personal relationship with the Company or any of its officers or directors, purchased, in a series of arms-length transactions, 2,100,000 shares of Class A Common Stock at an average price of $0.24 per share. Dr. Goldstein received warrants to purchase 2,000,000 shares of Class A Common Stock as additional consideration for his stock purchases. The warrants had an average exercise price of $0.49 and were exercisable for two years from the date of issuance.

During the period of May through July of 1995 Dr. Goldstein made short-term loans to the Company in the principal amount of $650,000. These loans were negotiated at arms-length and carried interest at 8 1/2 %. $500,000 of this amount was repaid during this same period through the exercise of 710,204 warrants at an exercise price of $0.49. In addition, Dr. Goldstein received 10,094 shares of Class A stock valued at $5,007 as payment for interest for loans outstanding during this period. Dr. Goldstein also received 20,000 shares of Class A Stock valued at $10,000 and 1,000,000 warrants as consideration for making and converting loans during this period. Dr. Goldstein also received a 1% profit participation from one of the Company's joint-venture partners in the Company's Peruvian fish meal venture as consideration for making a $150,000 loan, a 5% profit participation in the Company's Peruvian finance subsidiary and a 5% profit participation in the Company's Egyptian hotel/casino project for making a $500,000 loan, all during this period.

Between August 1995 and July 1996 Dr. Goldstein made additional short-term loans to the Company in the principal amount of $116,500. As of July 31, 1996 $102,500 had been repaid, leaving a balance of $7,500. Of this amount $80,000 was repaid through proceeds made available by the conversion to 160,000 shares of Class A Common Stock at $0.50 per share. During this period Dr. Goldstein extended the payment dates of these loans on numerous occasions. In consideration of the making of the loans and the granting of such extensions Dr. Goldstein received 57,147 shares of Class A Common Stock valued at $30,182 and 472,147 warrants.

As additional consideration for the loans and loan extensions Dr. Goldstein received profit participation of from 1/2% to 20% in various projects and joint ventures of the Company. In January 1996 the shareholder and the Company entered into an agreement whereby Dr. Goldstein gave up or substantially reduced such profit-participation in return for 1,500,000 warrants, 500,000 exercisable for $1.00 for two years, 500,000 exercisable at $1.50 for two years and 500,000 exercisable for $2.00 for two years. Dr. Goldstein retained a 5% profit participation in each of the Company's South Africa and Venezuela housing projects, neither of which are under active development at this time, in addition to the 5% profit participation in the Company's Peruvian finance subsidiary.

(c) Transactions with David Pequet

During the fiscal year ending July 31, 1995 David Pequet (who also served as a Director from December 1, 1995 through April 4, 1996) and a partnership of which he is the managing partner received an aggregate of 150,000 shares of Class A Common Stock, valued at $37,500 and 243,000 common stock purchase warrants exercisable at prices ranging from $0.13 to $0.49, having a nominal value, for financial and investor relations consulting services. During the fiscal year ended July 31, 1996 Mr. Pequet and his related partnership were issued an additional 65,672 shares of common stock, valued at $32,836; 664,467 common stock purchase warrants exercisable for two years at $0.45; and 364,436 common stock purchase warrants exercisable for five years at $1.50; having a nominal value, for financial and investor relations consulting services. Mr. Pequet also received 150,000 shares of common stock through the PMSI exchange offer discussed in "ITEM 1. DESCRIPTION OF BUSINESS - (b) Business of Myriad - (3) Recent Developments."

(d) Transactions with Thomas Closz.

During the fiscal year ended July 31, 1996 Thomas Closz, a shareholder of the Company, received 2,038,931 common stock purchase warrants exercisable for two years at a price of $0.55, having a nominal value, for financial consulting services.

(f) Transactions with Multiple Enterprises and Investments, Inc. ("MEI")

During the fiscal year ended July 31, 1995 MEI, a corporation owned by members of the immediate family of Jerome O. Crawford, the Chairman of the Board of Directors and Chief Executive Officer of the Company, was issued 500,000 shares of PMSI valued at $5,000 for making a $30,000 loan to PMSI. This loan provided the initial start-up funds for PMSI. In January 1996 these shares were exchanged for an equal number of shares of the Company's common stock as discussed in "ITEM 1. DESCRIPTION OF BUSINESS - (b) Business of Myriad - (3) Recent Developments."

(g)    Indemnification of Certain Officers and Directors

For a discussion of the Company's liability to indemnify certain officers and directors for their personal liability arising out of the discontinuance of the businesses of A&E, ATS and RIM see: "ITEM 1. DESCRIPTION OF BUSINESS - (b) Business of Myriad - (2) Discontinued Operations"

ITEM 8.  DESCRIPTION OF SECURITIES

CAPITAL STOCK

The authorized capital stock of the Company consists of 105,000,000 shares, consisting of (i) 75,000,000 shares of Class A Common Stock, $0.01 par value;
(ii) 10,000,000 shares of Class B Common Stock, $0.01 par value; and (iii) 20,000,000 shares of Preferred Stock, $0.01 par value.

CLASS A COMMON STOCK

The Class A Common Stock and Class B Common Stock are equal in all respects except that the Class A Common Stock has 1/10 vote per share (as compared to one vote per share for the Class B Common Stock) and the Holders of the Class A Common Stock are entitled to elect 25% of the members of the Company's Board of Directors and shall have exclusive authority to remove such Class A Directors (as compared to the right of the holders of Class B Common Stock to elect and remove 75% of the Company's Board of Directors. Such holders are not entitled to vote cumulatively for the election of directors. Holders of Class A Common Stock have no redemption, conversion, preemptive or other subscription rights. In the event of the liquidation, dissolution or winding up of the Company, holders of Class A Common Stock are entitled to share ratably in all of the assets of the Company remaining, if any, after satisfaction of the debts and liabilities of the Company and the preferential rights of the holders of the Series 1 and Series 2 Preferred Stock and any other series of Preferred Stock then outstanding. The outstanding shares of Class A Common Stock are, validly issued, fully paid and non-assessable.

Holders of Class A Common Stock are entitled to receive dividends when and as declared by the Board of Directors of the Company out of funds legally available therefor only after payment of, or provision for, full dividends (on a cumulative basis, if applicable) on all outstanding shares of Series 1 Preferred Stock and any other series of Preferred Stock. The Company has not paid any dividends since its inception and does not anticipate paying such dividends in the foreseeable future.

CLASS B COMMON STOCK

Holders of Class B Common Stock have one vote for each share owned (as compared to 1/10 of a vote for each share of Class A Common Stock). Holders of the Class B Common Stock are also entitled to elect 75% of the members of the Company's Board of Directors and shall have exclusive authority to remove such Class B Directors. Such holders are not entitled to vote cumulatively for the election of directors. Holders of Class B Common Stock have no redemption, preemptive or other subscription rights. Holder of Class B Common Stock may convert their shareholdings into an equal number of shares of Class A Common Stock. In the event of the liquidation, dissolution or winding up of the Company, holders of Class B Common Stock are entitled to share ratably with the holders of the Class A Common Stock in all of the assets of the Company remaining, if any, after satisfaction of the debts and liabilities of the Company and the preferential rights of the holders of the Series 1 and Series 2 Preferred Stock and any other series of Preferred Stock then outstanding. The outstanding shares of Class B Common Stock are validly issued, fully paid and non-assessable.

Holders of Class B Common Stock are entitled to receive dividends when and as declared by the Board of Directors of the Company out of funds legally available therefor only after payment of, or provision for, full dividends (on a cumulative basis, if applicable) on all outstanding shares of Series 1 Preferred Stock and any other series of Preferred Stock. The Company has not paid any dividends since its inception and does not anticipate paying such dividends in the foreseeable future.

Shares of Class B Common Stock are convertible, at the option of the holders, into shares of Class A Common Stock, on a one-for-one basis.

See: "ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" for a discussion of the voting control of Mr. Jerome O. Crawford, Chairman and Chief Executive Officer and Mr. Victor L. Parks, Senior Vice President and Secretary. Mr. Crawford controls approximately 59% of the voting power of the Company and accordingly no change in control of the Company can be effected without his votes. In addition, since Mr. Crawford controls 85% of the Class B Common Stock, which has the right to elect and remove 75% of the Company's Board of Directors, Mr. Crawford may be deemed to control the Board of Directors.

See: "ITEM 6. EXECUTIVE COMPENSATION" for a discussion of certain restrictions on the sale and/or hypothecation of the Class B Common Stock owned by Mr. Jerome
O. Crawford, Chairman and Chief Executive Officer and Mr. Victor L. Parks, Senior Vice President and Secretary, who collectively own 100% of the issued and outstanding shares of Class B Common Stock.

PREFERRED STOCK

The Company is authorized to issue 20,000,000 shares of Preferred Stock, $0.01 par value. The Board of Directors of the Company, without obtaining stockholder approval, may issue shares of the Preferred Stock with such preferences, voting rights or conversion rights which could materially adversely affect the voting power of the holders of the Class A and Class B Common Stock. The issuance of Preferred Stock could also decrease the amount of earnings and assets available for distribution to holders of Class A Common Stock and Class B Common Stock. In addition, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company.

The Company has two series of Preferred Stock authorized and outstanding: Series 1 Nonvoting Cumulative Convertible Preferred Stock ("Series 1 Preferred Stock") and Series 2 Nonvoting Cumulative Convertible Preferred Stock ("Series 2 Preferred Stock").

SERIES 1 PREFERRED STOCK. At July 31, 1995 and July 31, 1994 the Company had outstanding 292,000 shares of Series 1 Preferred Stock. These shares were issued in September 1992 in exchange for $1,750,000 of debt and are convertible at the option of the holder at the rate of $6.00 per share into 292,000 shares of Myriad Class A Common Stock. In April 1996 8,333 shares of Series 1 Preferred Stock were converted into 208,333 shares of Class A Common Stock at an agreed value of $50,000 and the holders of the Series 1 Preferred Stock agreed that their right to receive a dividend would terminate 10 days following notice that the closing price of Myriad's Class A Common Stock has been at least $6.00 or more for 30 consecutive trading days. The Series 1 Preferred Stock bears a coupon of 7% per annum and has a liquidation preference over the Class A and Class B Common Stock.

The Series 1 Preferred Stock is non-voting unless there is a default in the payment of dividends or principal. In the event of such a default (which exists at the present time) the holders of Series 1 Preferred stock are entitled to 208,333 Class A votes.

SERIES 2 PREFERRED STOCK. The Company has outstanding 500,000 shares of Series 2 Preferred Stock. These shares were issued in January 1993 in exchange for $500,000 of debt. These shares are convertible at the option of the holder in 1,000,000 shares of Class A Common Stock and may be redeemed at the option of the Company for $1.00 per share, plus any accrued but unpaid dividends. The Series 2 Preferred Stock bears a coupon of 6% per annum and has a liquidation preference over the Class A and Class B Common Stock.

The Series 2 Preferred Stock is non-voting unless there is a default in the payment of dividends or principal. In the event of such a default (which exists at the present time) the holders of Series 2 Preferred stock are entitled to 1,000,000 Class A votes.

TRANSFER AGENT

The transfer agent and registrar for the Company's Class A Common Stock is:

         Harris Trust Company of New York
         77 Water Street
         New York, NY  10005

                                     PART II

ITEM 1.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
          MATTERS

The Common Stock of the Company is traded on the over-the-counter market under the NASDAQ symbol MRAD. Such trading began on July 19, 1989. The following table sets forth in United States dollars the high and low bid quotations for such shares as reported by the NASD for the period indicated. Such bid quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions, and do not necessarily represent actual transactions.

         Fiscal Year         Quarter                     High                 Low
         -----------         -------                     ----                 ---

            1994             10/30/93                      *                   *

                              1/30/94                     3.00                0.75

                              4/30/94                     1.75                0.75

                              7/31/94                     0.75                0.125



            1995             10/30/94                     0.75                0.125

                              1/30/95                     0.625               0.188

                              4/30/95                     1.00                0.125

                              7/31/95                     0.69                0.125



            1996             10/30/95                     0.94                0.25

                              1/30/96                     0.88                0.25

                              4/30/96                     0.625               0.125

                              7/31/96                     0.375               0.25

__________________________________________
* Data not available.

As of July 31, 1996 there were approximately 300 holders of record of Myriad Industries, Inc. Class A Common Stock.

The Company has no formal policy concerning the declaration of dividends and has never issued dividends. The payment of dividends is within the discretion of the Board of Directors. The payment of any future dividends will be contingent upon the Company's future earnings, if any, its financial condition and capital requirements, general business conditions and other factors.

ITEM 2.    LEGAL PROCEEDINGS

The Company and/or its officers are parties to several lawsuits arising out of the discontinuance of the businesses of its former subsidiaries, A&E, ATS and RIM and the resulting lack of liquid. See: "ITEM 1. DESCRIPTION OF BUSINESS - Business of Myriad - (b) Discontinued Operations." The Company has made provision on its balance sheet at July 31, 1995 in the Reserve for Loss on Discontinued Operations for all amounts which it believes may become due and payable as a result of such lawsuits and is in the process of negotiating settlements and payment terms.

ITEM 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
           ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES

The Company is a Delaware corporation with capital stock consisting of Class A Common Stock, Class B Common Stock; Series 1 Preferred Stock and Series 2 Preferred Stock. The following table sets forth, as of July 31, 1996, information for the past three years with respect to securities sold by the Company which were not registered under the Securities Act of 1933, as amended (the "Act"), the name of the underwriter, if any, or other purchasers, the consideration received by the Company.

All of the sales listed in the below table werre exempt from registration under the Act in that they did not involve a public offering within the meaning of Seciton 4(2) and Regulation D, promulgated thereunder. All such sales were to "accredited investors," officers or employees of the Company, or other persons who had a close ongoing relationship with the Company.

      SECURITIES SOLD                        UNDERWRITER OR OTHER                      CONSIDERATION
      ---------------                        PURCHASER                                 -------------
                                             --------------------

                             FISCAL YEAR ENDED JULY
                             31, 1994
                             ----------------------

-------------------------------------------------------------------------------------------------------------------
1     Sale of 1,090,000 shares               25 accredited investors                Cash consideration of
      of Class A Common Stock                                                        $1,091,000

-------------------------------------------------------------------------------------------------------------------
2     Sale of 400,000 shares of              Conversion Industries Inc.             Conversion of $400,000
      Class A Common Stock                                                          promissory note

-------------------------------------------------------------------------------------------------------------------
3     Sale of 1,142,500 shares               Private placement to 33                Cash consideration of
      of Class A Common Stock                accredited investors                   $1,142,500


-------------------------------------------------------------------------------------------------------------------

                             FISCAL YEAR ENDED JULY
                             31, 1995
                             -----------------------

-------------------------------------------------------------------------------------------------------------------
1     Sale of 636,203 shares of              Sale to 17 accredited                  Cash considerations of $166,443
      Class A Common Stock                   investors

-------------------------------------------------------------------------------------------------------------------

      SECURITIES SOLD                        UNDERWRITER OR OTHER                      CONSIDERATION
      ---------------                        PURCHASER                                 -------------
                                             --------------------

                             FISCAL YEAR ENDED JULY
                             31,1995 (CON'T.)
                             ----------------------

-----------------------------------------------------------------------------------------------------------------------
2     Sale of 3,140,298 shares               Dr. Michael Goldstein                  Purchase of 3,110,204 shares for
      of Class A Common Stock                See: "ITEM 7. CERTAIN                  cash consideration of  $1,010,000;
                                             RELATIONSHIPS AND                      10,094 shares issued in payment of
                                             RELATED                                $5,036 of interest; and 20,000
                                             TRANSACTIONS."                         shares valued at $5,000 issued as a
                                                                                    loan fee.

-----------------------------------------------------------------------------------------------------------------------
3     Sale of 150,000 shares of              Sharon A. Snyder                       Shares issued pursuant to
      Class A Common Stock                                                          employment agreement valued at
                                                                                    $19,500, the fair market value at
                                                                                    date of grant.

-----------------------------------------------------------------------------------------------------------------------
4     Sale of  150,000 shares of             David W. Pequet                        Consideration of $37,500 for
      Class A Common Stock                   See: "ITEM 7.  CERTAIN                 financial consulting services.
                                             RELATIONSHIPS AND
                                             RELATED
                                             TRANSACTIONS."

-----------------------------------------------------------------------------------------------------------------------
5     Sale of 250,000 shares of              Issued to a note holder                Payment of $125,000 loan
      Class A Common Stock                                                          principal.
-----------------------------------------------------------------------------------------------------------------------
      Sale of 100,000 shares of              Issued to a note holder                Payment of $25,000 loan principal.
      Class A Common Stock
-----------------------------------------------------------------------------------------------------------------------
6     Sale of 520,000 shares of              Issued to a law firm                   Payment of $116,590 legal fee.
      Class A Common Stock
-----------------------------------------------------------------------------------------------------------------------
7     Sale of 10,000 shares of               Issued to 2 employees                  Cash consideration of $1,350.
      Class A Common Stock                   upon exercise of stock
                                             options
-----------------------------------------------------------------------------------------------------------------------
8     Sale of 20,000 shares of               Issued to a lender                     Payment of a $5,000 loan fee.
      Class A Common Stock
-----------------------------------------------------------------------------------------------------------------------

      SECURITIES SOLD                        UNDERWRITER OR OTHER                      CONSIDERATION
      ---------------                        PURCHASER                                 -------------
                                             --------------------

                             FISCAL YEAR ENDED JULY
                             31, 1996
                             ----------------------

-----------------------------------------------------------------------------------------------------------------------
1     Sale of 25,000 shares of               Issued to 5 employees                  Cash consideration of $3,250.
      Class A Common Stock                   upon exercise of stock
                                             options
------------------------------------------------------------------------------------------------------------------------------------
2     Sale of 1,749,302 shares               Issued to the 19 minority              Aggregate consideration of
      of Class A Common Stock                shareholders of PMSI. See:             $187,325 consisting of 1,749,302
                                             "ITEM 1. DESCRIPTION                   shares of the common stock of
                                             OF BUSINESS - (b)                      PMSI.
                                             Business of Myriad - (3)
                                             Recent Developments.
------------------------------------------------------------------------------------------------------------------------------------
3     Sale of 260,891 shares of              Dr. Michael Goldstein                  200,000 shares issued in payment
      Class A Common Stock                   See: "ITEM 7. CERTAIN                  of $100,000 in loan principal; and
                                             RELATIONSHIPS AND                      60,891 shares issued in payment of
                                             RELATED                                $28,568 of fees for making and
                                             TRANSACTIONS."                         extending loans.
------------------------------------------------------------------------------------------------------------------------------------
4     Sale of 65,672 shares of               MPI Investment                         Payment of $32,836 consulting
      Class A Common Stock                   Management. an affiliate of            fee.
                                             David Pequet. See: "ITEM
                                             7. CERTAIN
                                             RELATIONSHIPS AND
                                             RELATED
                                             TRANSACTIONS."
------------------------------------------------------------------------------------------------------------------------------------
5     Sale of 88,500 shares of               Issued to a consultant                 Payment of $44,250 consulting
      Class A Common Stock                                                          fee.
------------------------------------------------------------------------------------------------------------------------------------
6     Sale of 137,222 shares of              Issued to a former officer             Payment of $40,578 of wages.
      Class A Common Stock                   of PMSI
------------------------------------------------------------------------------------------------------------------------------------
7     Sale of 222,000 shares of              Issued to a note holder and            Payment of $58,000 of loan and
      Class A Common Stock                   consultant                             loan extension and consulting fees.
------------------------------------------------------------------------------------------------------------------------------------
8     Sale of 152,000 shares of              Issued to a creditor                   Payment of $76,000 of past due
      Class A Common Stock                                                          accounts payable.
------------------------------------------------------------------------------------------------------------------------------------

      SECURITIES SOLD                        UNDERWRITER OR OTHER                      CONSIDERATION
      ---------------                        PURCHASER                                 -------------
                                             --------------------

                             FISCAL YEAR ENDED JULY
                             31, 1996(CON'T.)
                             ----------------------

-----------------------------------------------------------------------------------------------------------------------
9     Sale of 1,850,000 shares               Issued to 4 offices                    Aggregate consideration of
      of Class A Common Stock                See: "ITEM 6.                          $462,500 for stock grants pursuant
                                             EXECUTIVE                              to employment contracts.
                                             COMPENSATION."
------------------------------------------------------------------------------------------------------------------------------------
10    Sale of 275,000 shares of              Issued to a lender                     Consideration of $99,000 for
      Class A Common Stock                                                          making of a loan and late fees.
------------------------------------------------------------------------------------------------------------------------------------
11    Sale of 17,500 shares of               Issued to a lender                     Consideration of $ 6,213 for
      Class A Common Stock                                                          making a loan.
------------------------------------------------------------------------------------------------------------------------------------
12    Sale of 250,000 shares of              Issued to a consultant                 Payment of  $ 88,750 of expenses.
      Class A Common Stock
------------------------------------------------------------------------------------------------------------------------------------
13    Sale of 208,333 shares of              Issued to the two holders              Consideration of $50,000 for
      Class A Common Stock                   of Series 1 Preferred Stock            converting 8,333 shares of  Series
                                                                                    1 Preferred Stock.
------------------------------------------------------------------------------------------------------------------------------------
14    Sale of 77,415 shares of               Issued to a law firm                   Payment of $23,225 in legal fees.
      Class A Common Stock
------------------------------------------------------------------------------------------------------------------------------------
15    Sale of  1,030,000 shares              Sale to 10  existing                   Aggregate cash consideration of
      of Class A Common Stock                shareholdrs                            $228,500.
------------------------------------------------------------------------------------------------------------------------------------
16    Sale of 5,945,284 shares               Sale to 46 accredited                  Aggregate consideration of
      of Class A Common Stock                investors                              $1,626,599.
------------------------------------------------------------------------------------------------------------------------------------
17    Sale of 45,000 shares of               Exercise of stock option by            Exercise price  of $5,850 credited
      Class A Common Stock                   former employee                        against salary.
====================================================================================================================================


         ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Certificate of Incorporation provides that the liability of the Company's directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of the Company for breach of a director's fiduciary duties to the Company or its shareholders except for liability: (1) for any breach of the director's duty of loyalty to the Company or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for unlawful payment of dividends, stock purchase or redemption; and (4) for any transaction from which the director derived an improper personal benefit.

This provision does not eliminate or limit the liability of an officer for any act or omission as an officer, notwithstanding that the officer is also a director or that his actions, if negligent or improper, have been ratified by the Board of Directors.

Further, the provision has no effect on claims under federal or state securities laws and does not affect the availability of injunctions and other equitable remedies available to the Company's shareholders for any violation of a director's fiduciary duty to the Company or its shareholders.

Although the validity and scope of the legislation underlying this provision have not been interpreted to a great extent by the Delaware courts, the provision may relieve directors of monetary liability to the Company for grossly negligent conduct, including conduct in situations involving attempted takeovers of the Company.

The Bylaws of the Company provide that the Company shall indemnify its officers, directors, employees and agents to the fullest extent permissible under Delaware law.

PART F/S   FINANCIAL STATEMENTS                                         PAGE

Report of Independent Auditors -
July 31, 1995 and 1994                                                  F-1

Consolidated Balance Sheets at July 31, 1995 and 1994.                  F-2

Consolidated Statements of Operations for the years ended
July 31, 1995 and 1994.                                                 F-4

Consolidated Statements of  Cash Flows for the years ended
July 31, 1995 and 1994.                                                 F-5

Consolidated Statements of Stockholder's Deficiency for the
years ended July 31, 1995 and 1994                                      F-6

Notes to Consolidated Financial Statements                              F-7

Condensed Consolidated Balance Sheets for the Nine Months ended
April 30, 1996 and 1995 (Unaudited)                                     F-20

Condensed Consolidated Statements of Operations for the Nine Months
ended April 30, 1996 and 1995 (Unaudited)                               F-22

PART F/S   FINANCIAL STATEMENTS                                         PAGE


Condensed Consolidated Statements of Cash Flows for the Nine Months
ended April 30, 1996 and 1995 (Unaudited)                               F-23

Notes to Condensed Consolidated Financial Statements  for the Nine
Months ended April 30, 1996 and 1995 (Unaudited)                        F-24


                                    PART III

ITEM 1.    INDEX TO EXHIBITS

       EXHIBIT
       NUMBER                               DESCRIPTION
       ------                               -----------

            3.1      Restated Certificate of Incorporation of the Company

            3.2      By laws of the Company

           10.1      1992 Stock Option Plan, as amended

           10.2      Jerome O. Crawford Employment Agreement]

           10.3      Victor L. Parks Employment Agreement]

           10.4      Sharon A. Snyder Employment Agreement]

           10.5      Michael Nalu Employment Agreement]

           10.6 Agreement with Conversion Industries dated June 26, 1966 as amended on August 14, 1966

           10.7      Agreement with Dr. Michael Goldstein dated as of Janury 31,
                     1996

           10.8      Agreement with Dr. Michael Goldstein dated as of June 28, 1995

           10.9      Agreement with Dr. Michael Goldstein dated as of September 27,
                     1995

           10.10 Stock Pledge Agreement with Fairfield Development Company dated February 28, 1994

           10.11     Joint Venture Agreement between PMSI-Peru and El Chipe S.A.
                     dated February 8, 1996.

            21       List of Subsidiaries - See: "ITEM 1. DESCRIPTION OF
                     BUSIINESS  - (b) Business of Myriad - (1) Current Operations

                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 20th, day of September, 1996.

                                       MYRIAD INTERNATIONAL, INC.

                                       BY:  /s/Jerome O. Crawford
                                            ------------------------------------
                                            Jerome O. Crawford
                                            Chairman and Chief Executive
                                            Officer

In accordance with the Exchange Act, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

DATED:   September 20, 1996                 BY:   /s/Jerome O. Crawford
                                                 ------------------------------------------
                                                 Jerome O. Crawford
                                                 Chairman and Chief Executive Officer
                                                 (Principal Executive Officer and Director)


DATED:    September 20, 1996                BY:  /s/Victor L. Parks
                                                 ------------------------------------------
                                                 Victor L. Parks
                                                 Senior Vice President
                                                 ( Director)

DATED:   September 20, 1996                 BY:  /s/Sharon A. Snyder
                                                 ------------------------------------------
                                                 Sharon A. Snyder
                                                 Senior Vice President and Treasurer
                                                 (Principal Financial and Accounting
                                                 Officer)

DATED:   September 20, 1996                 BY:  /s/James L. Walton
                                                 ------------------------------------------
                                                 James L. Walton
                                                 Director

DATED:   September 20, 1996                 BY:  /s/J. Thomas Wood
                                                 ------------------------------------------
                                                 J. Thomas Wood
                                                 Director

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Myriad International, Inc.

We have audited the accompanying consolidated balance sheets of Myriad International, Inc. and Subsidiaries (the "Company") as of July 31, 1995 and 1994 and the related consolidated statements of operations, stockholders' deficiency and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Myriad International, Inc. and Subsidiaries as of July 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 and Note 3 to the consolidated financial statements, the Company incurred a substantial loss from operations which raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty referred to herein and in the preceding paragraph.

Thefeld & Associates


San Diego, California
July 19, 1996

MYRIAD  INTERNATIONAL,  INC.  AND  SUBSIDIARIES

CONSOLIDATED  BALANCE  SHEETS
JULY  31,  1995  AND  1994
================================================================================

                                                          1995            1994
                                                        ========        ========
ASSETS
Current  Assets:
     Cash  and  cash  equivalents  (Note 1)             $  4,000        $      0
     Deposits  and  prepaid  expenses                     62,000           1,000
                                                        --------        --------
          Total  current  assets                          66,000           1,000
Property,  Plant  and  Equipment:  (Note 1)
     Furniture  and  fixtures                             79,000          82,000
     Computer  equipment                                  51,000          53,000
                                                        --------        --------
                                                         130,000         135,000
     Less:  Accumulated  depreciation                     40,000          20,000
                                                        --------        --------
     Net  property  and  equipment                        90,000         115,000
Other  Assets:
     Organization  costs,  net                            17,000               0
     Deferred  compensation  (Note 1)                    185,000         150,000
     Other                                                23,000               0
                                                        --------        --------
     Total  other  assets                                225,000         150,000
                                                        --------        --------
                                                        $381,000        $266,000
                                                        ========        ========

     See accompanying notes to consolidated financial statements

MYRIAD  INTERNATIONAL,  INC.  AND  SUBSIDIARIES

CONSOLIDATED  BALANCE  SHEETS
JULY 31, 1995  AND  1994
================================================================================


                                                                         1995                1994
                                                                     ============        ============
LIABILITIES
Current Liabilities:
     Accounts  payable                                               $    297,000        $    193,000
     Dividends  payable                                                   275,000             125,000
     Other  accrued  expenses (Note 4)                                  5,304,000           4,610,000
     Notes  payable  (Note 5)                                           6,648,000           6,160,000
                                                                     ------------        ------------
          Total  current  liabilities                                  12,524,000          11,088,000
Minority interest in subsidiary (Note 1)                                   68,000                   0
                                                                     ------------        ------------
     Total liabilities                                                 12,826,000          11,088,000
Commitments and contingencies (Note 7)
STOCKHOLDERS' DEFICIENCY (NOTES 9 AND 10):
     Convertible preferred stock - $0.01 par value; 20,000,000
       shares authorized:
           7% Convertible Series 1 Preferred Stock, 292,000
                shares issued and outstanding                               3,000               3,000
           6% Convertible Series 2 Preferred Stock, 500,000
                shares  issued  and  outstanding                            5,000               5,000
     Class A Common Stock - $0.01 par value; 75,000,000
        shares authorized ; 10,682,000 and 5,423,000 shares
        issued and outstanding, in 1995 and 1994, respectively            107,000              55,000
     Class B Common Stock - $0.01 par value; 10,000,000
        shares authorized ; 1,600,000 and 550,000 shares
        issued and outstanding in 1995 and 1994, respectively              16,000               6,000
     Additional paid-in capital                                         6,783,000           5,203,000
     Accumulated deficit                                              (19,125,000)        (16,094,000)
                                                                     ------------        ------------
          Total  stockholders' deficiency                             (12,211,000)        (10,822,000)
                                                                     ------------        ------------
                                                                     $    381,000        $    266,000
                                                                     ============        ============

           See accompanying notes to consolidated financial statements

MYRIAD  INTERNATIONAL,  INC.  AND  SUBSIDIARIES

CONSOLIDATED  STATEMENTS  OF  OPERATIONS
FOR  FISCAL  YEARS  ENDED  JULY  31,  1995  AND  1994
================================================================================


                                                              1995               1994
                                                           ===========       ===========
Revenues                                                   $         0       $         0
Expenses:
     General and administrative                              2,085,000         1,627,000
     Interest                                                1,030,000           757,000
                                                           -----------       -----------
                                                             3,115,000         2,384,000
                                                           -----------       -----------
Loss from continuing operations  before
     discontinued operations                                (3,115,000)       (2,384,000)
Discontinued operations:  (Note 2)
     Loss from operations                                            0        (8,186,000)
     Gain on disposal                                                0         3,454,000
                                                           -----------       -----------
                                                                     0        (4,732,000)
                                                           -----------       -----------
Net loss before minority interest (Note 1)                 $(3,115,000)      $(7,116,000)

Minority interest in subsidiary's net loss                     234,000                 0
                                                           -----------       -----------
Net loss                                                   $(2,881,000)      $(7,116,000)
                                                           ===========       ===========

Net loss per share:  (Note 1)
     Loss from continuing operations  before
        discontinued operations                            $     (0.35)      $     (0.49)
     Discontinued operations                                      0.00             (0.96)
                                                           -----------       -----------
     Net loss                                              $     (0.35)      $     (1.45)
                                                           ===========       ===========
Weighted average number of common shares outstanding         8,141,000         4,906,000
                                                           ===========       ===========

     See accompanying notes to consolidated financial statements

MYRIAD  INDUSTRIES,  INC.  AND  SUBSIDIARIES

CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
FOR  FISCAL  YEARS  ENDED  JULY  31,  1995  AND  1994
================================================================================

                                                                            1995               1994
                                                                         ===========        ===========
Cash flows from operating activities:
     Net loss                                                            $(2,881,000)       $(7,116,000)
     Adjustments to reconcile net loss to cash (used in)
     Operating  Activities:
       Depreciation and amortization                                         162,000             70,000
       Provision  for  doubtful  accounts                                    110,000                  0
       Issuance  of  common  stock  for  services  rendered                  256,000
       Minority interest in subsidiary's loss                               (234,000)                --
       Discontinued operations  (Note 2)                                           0         (2,259,000)
     Changes in net operating assets and liabilities:
       Deposits and prepaid expenses                                         (84,000)
       Accounts payable                                                      104,000            193,000
       Other accrued expenses  (Note 4)                                      694,000          4,443,000
                                                                         -----------        -----------
          Net  cash  (used in)  operating  activities                     (1,873,000)        (4,669,000)
Cash flows from investing activities:
     Acquisition (disposition) of property and equipment                     (25,000)          (135,000)
     Advances  to  affiliate                                                (110,000)                 0
                                                                         -----------        -----------
          Net  cash  provided by  (used in)  investing  activities          (135,000)          (135,000)
                                                                         -----------        -----------
Cash flows from financing activities:
     Proceeds  from  the  issuance  of  common  stock                      1,055,000          2,001,000
     Short-term borrowings  (Notes 5 and 8)                                  957,000          2,773,000
     Payment  on  short-term  borrowings (Note 5)                            (50,000)
                                                                         -----------        -----------
          Net cash provided by (used in) financing activities              2,012,000          4,724,000
                                                                         -----------        -----------
Net increase (decrease) in cash  and cash equivalents                          4,000            (80,000)
Cash and cash equivalents, beginning of year                                       0             80,000
                                                                         ===========        ===========
Cash and cash equivalents, end of year                                   $     4,000        $         0
                                                                         ===========        ===========
Supplemental cash flow information:
     Interest  payments                                                  $    31,000        $    11,000
                                                                         ===========        ===========
     Income  tax  payments                                               $     3,000        $         0
                                                                         ===========        ===========

     See accompanying notes to consolidated financial statements

MYRIAD  INTERNATIONAL,  INC.  AND  SUBSIDIARIES

CONSOLIDATED  STATEMENTS  OF  STOCKHOLDERS'  DEFICIENCY
FOR  FISCAL  YEARS  ENDED  JULY  31,  1995  AND  1994
================================================================================

                                                                             ADDITIONAL
                                     PREFERRED            COMMON              PAID-IN          ACCUMULATED
                                       STOCK               STOCK              CAPITAL            DEFICIT               TOTAL
                                    ============        ============        ============       ============        ============
Balance July 31, 1993               $      8,000              38,000           3,476,000         (8,828,000)       $ (5,306,000)
     Issuance of common stock                                 23,000           1,727,000                 --           1,750,000
     Preferred  dividends                                                                          (150,000)           (150,000)
     Net loss                                                                                    (7,116,000)         (7,116,000)
                                    ------------        ------------        ------------       ------------        ------------
Balance July 31, 1994                      8,000              61,000           5,203,000        (16,094,000)        (10,822,000)
     Issuance of common stock                                 62,000           1,580,000                 --           1,642,000
     Preferred dividends                                                                           (150,000)           (150,000)
     Net loss                                                                                    (2,881,000)         (2,881,000)
                                    ------------        ------------        ------------       ------------        ------------
Balance July 31, 1995               $      8,000             123,000           6,783,000        (19,125,000)       $(12,211,000)
                                    ============        ============        ============       ============        ============





See accompanying notes to consolidated financial statements

                   MYRIAD INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             JULY 31, 1995 and 1994

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Principles of Consolidation

         The consolidated financial statements include the accounts of Myriad International, Inc.("Myriad") and Subsidiaries (the "Company"). In August 1994, the Company discontinued all operations related to ship repairs. See Note 2 - Discontinued Operations. All significant intercompany accounts and transactions have been eliminated in consolidation.

         Pacific Marine and Steel, Inc. ("PMSI"), a wholly-owned subsidiary of Myriad, was established in September 1994. PMSI designs and builds prefabricated steel framed buildings and other building systems for the global marketplace, including homes (single and multiple dwellings), schools, office buildings, and other public buildings. At July 31, 1995 approximately 27% of the common stock of PMSI was owned by shareholders other than Myriad. This minority interest was acquired by Myriad in December 1995. See Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         - Minority Interest in Subsidiary and Note 10 - SUBSEQUENT EVENTS - Pacific Marine and Steel, Inc.

         Myriad Industries, Inc. - Peru S.A. ("Myriad - Peru"), a wholly-owned subsidiary of Myriad was established in June 1995 to provide financing for homes and other buildings to be built by PMSI.

         Minority Interest in Subsidiary

         Minority interest in subsidiary representing the minority shareholders' proportionate share of interest in PMSI is classified with noncurrent liabilities in the accompanying balance sheet. At July 31, 1995, Myriad owned approximately 73% of the common stock of PMSI. The minority share in the net loss of PMSI was $234,000 for the fiscal year ended July 31, 1995.

         Basis of presentation

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, the Company has incurred significant losses from operations, raising substantial doubt about its ability to continue as a going concern. The subsidiaries through which the Company conducted all of its operations during 1994 are insolvent, have ceased operations and are reflected as discontinued operations.

         There is no assurance that the Company has or will be able to obtain the working capital necessary to finance ongoing operations, or that such operations will be profitable. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. See Note 3 - Liquidity.

         Cash and Cash Equivalents

         Cash equivalents consist of highly liquid investments with an original maturity of three months or less.

         Property, Plant  and Equipment

         Property, plant and equipment are stated at cost. Depreciation and amortization are provided on a straight-line basis over their estimated useful lives, generally 3 to 30 years.

         Deferred Compensation

         Deferred compensation expense is recorded equal to the value of unvested stock grants to employees. The deferred compensation is amortized to expense as the restrictions on the stock lapse.

         Income taxes

         Beginning August 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109," Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized based on differences between financial statements and tax basis of assets and liabilities using presently enacted tax rates. The adoption did not have a material effect on the financial statements presented herein.

         Net Loss Per Share

         Net loss per share is calculated using the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the year. Common stock equivalents consist of stock options and warrants.

         Impact of Recently Issued Accounting Standards

         In March 1995, the Financial Accounting Standards Board issued a new statement titled "Accounting for Impairment of Long-Lived Assets." This new standard is effective for years beginning after December 15, 1995, and would change the Company's method of determining impairment of long-lived assets. The Company does not believe that the adoption of the new standard will have a material effect on the financial statements.

         In October, 1995, the Financial Accounting Standards Board issued a new statement titled "Accounting for Stock-Based Compensation." The new statement is effective for fiscal years beginning after December 15, 1995. The new standard encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on fair value. Companies that do not adopt the fair value accounting rules must disclose the impact of adopting the new method in the notes to the financial statements. Transactions in equity instruments with non employees for goods or services must be accounted for on the fair value method. The Company currently does not intend to adopt the fair value accounting method prescribed and will only be subject to the footnote disclosure requirements.

NOTE 2 - DISCONTINUED OPERATIONS

         For the year ended July 31, 1994 the Company conducted all operating activities through its wholly-owned subsidiaries: A&E Industries, Inc. ("A&E"), Advanced Test Systems, Inc ("ATS") and Remedquip International Manufacturing, Inc. ("RIM), (collectively the "Former Subsidiaries"). A&E provided marine fabrication and repair services for both governmental and commercial companies, usually as the prime contractor. ATS provided marine electrical subcontractor services to A&E and other ship repair prime contractors. Ship repair and marine electrical work performed for the U.S. Navy were the dominant source of revenues for A&E and ATS. RIM was a fabricator of environmental remediation equipment.

         Upon the completion of a major ship repair contract, A&E filed for protection under Chapter 11 of the U.S. Bankruptcy Code on August 2, 1994 as result of a substantial loss at July 31, 1994, a deterioration of working capital and pending or threatened vendor collection actions. The United States Bankruptcy Court for the Southern District of California, upon the request of A&E, converted the action to a Chapter 7 liquidation on November 30, 1994 and appointed a trustee. Although ATS and RIM have not filed for protection under the U.S. Bankruptcy Code, they are insolvent and ceased all operations concurrently with A&E. Accordingly, the financial position and results of operations of the Former Subsidiaries have been reported as discontinued operations as of and for the periods ended July 31, 1995 and 1994.

         At the time of the discontinuance of the operations of the Former Subsidiaries, the liabilities of the Former Subsidiaries exceeded the investment of Myriad in these companies. Included with discontinued operations in 1994 is a gain of $3,454,000 arising from the exclusion of liabilities in excess of Myriad's investment. This gain is net of an accrual of $4,032,000 by Myriad to provide for anticipated expenses related to the discontinued operations. These expenses related to obligations of the Former Subsidiaries for which Myriad was legally obligated, as well as obligations related to Former Subsidiary payroll tax obligations. Upon the bankruptcy of A&E and the discontinuance of ATS and RIM, the Former Subsidiaries had unpaid payroll taxes due to the Internal Revenue Service ("IRS") and the State of California Employment Development Department ("EDD") aggregating $ 1,136,000 and $403,000, respectively. Although Myriad is not directly responsible for the liabilities of the Former Subsidiaries, it is required to indemnify officers of Myriad for expenses incurred during the performance of their duties. As part of their Myriad corporate responsibilities, officers of Myriad also served as officers of the Former Subsidiaries. As officers of the Former Subsidiaries they have been personally assessed for an amount equal to 100% of the unpaid taxes by the IRS and the EDD. Myriad has accrued an amount equal to this assessment to properly reflect its responsibility to indemnify the officers. To the extent that these taxes are paid from the proceeds of the liquidation of A&E, the assessment against the officers by the IRS and the EDD will be reduced accordingly with a dollar-for-dollar reduction in Myriad's indemnification obligations.

         Net revenues and components of net assets of the Companies are as follows:

                                                                        1995               1994
                                                                    ------------       ------------
                  Net Revenues                                             $ -0-       $ 16,863,000
                                                                    ============       ============

                  Working Capital:                                          None               None
                  Noncurrent:                                               None               None
                  Total net assets of discontinued operations               None               None

NOTE 3 - LIQUIDITY

         As indicated in the accompanying financial statements, the Company recognized net losses of $3,115,000 in 1995 and $7,116,000 in 1994 and had a net stockholder's deficit of $12,445,000 at July 31, 1995. In addition, as discussed in Note 2 - Discontinued Operations, the Company recorded a loss on discontinued operations of $8,186,000 during 1994. This amount includes a $4,032,000 ($3,513,000 at July 31, 1995)
         provision for the payment of certain obligations of the Former Subsidiaries for which the Company is legally obligated, either directly as a result of guarantees or indirectly as a result of its indemnification obligations to officers of the Company who served as officers of one or more of the former subsidiaries. The loss on discontinued operations and the expenses of starting up certain new businesses has resulted in the Company having cash shortages and delayed payment of certain obligations when they became due, including certain federal and state payroll tax obligations of both the Company and the Former Subsidiaries. This cash shortage has in turn resulted in several creditors having obtained judgments against the Company and/or its officers for non-payment of trade payables or loans made to the Company. The Company is in the process of renegotiating the timing of certain payments. Management believes that cash generated from its new businesses will be adequate to meet the Company's debt and operating requirements commencing during the second quarter of fiscal 1997; and that it will be current on all of its obligations by the end of fiscal 1997. Until such time the Company continues to rely on funds provided by the sale of equity securities and short-term loans to meet its operating needs and to retire past due obligations.

NOTE 4 - ACCRUED EXPENSES
Accrued expenses are summarized as follows:

                                                              1995             1994
                                                           ----------       ----------
Reserve for loss on discontinued operations (Note 2)       $3,513,000       $4,032,000
Accrued interest                                            1,361,000          369,000
Accrued payroll                                               211,000           47,000
Payroll tax liability in arrears                              202,000          162,000
Misc.Expenses                                                  17,000             - 0-
                                                           ----------       ----------
                                                           $5,304,000       $4,610,000
                                                           ==========       ==========

NOTE 5 - NOTES PAYABLE

Notes payable are summarized as follows:

                                                              1995             1994
                                                           ----------       ----------
       Secured note payable, interest at 8%
             interest and principal payable in
             full March 4, 1994. (1)(2)                    $   55,000       $   55,000
       Unsecured note payable, interest at 8%
             due on demand. (1)                                25,000           25,000
       Unsecured note payable, interest at 10%
             interest and principal payable in
             full March 15, 1994. (1)                          48,000           39,000
       Unsecured  note payable, interest at 8%
             interest and principal payable
             full February 11, 1994                             - 0 -           10,000
       Unsecured PMSI note payable, interest at 12%
             interest and principal payable in
             full August 23, 1995(1)                           50,000              -0-
       Unsecured PMSI note payable, interest at 12%
             interest and principal payable in
             full August 23, 1995(1)                           50,000              -0-
       Unsecured note payable, interest at 62%
             interest and principal payable in
             full August 24, 1994 (3)                         125,000          250,000
       Secured note payable, interest at 14%,
             interest and principal payable in
             full November 1, 1996 (4)                      6,295,000        5,781,000
                                                           ----------       ----------
                                                           $6,648,000       $6,160,000
                                                           ==========       ==========

(1)      Note is in default.

(2)      Secured by 100% of the issued and outstanding stock of PMSI.

(3)      $125,000 converted to equity August 24, 1994. See Note 7.

(4) Subject to terms of Capital Contribution and Debt Cancellation Agreement dated June 26, 1996. See Note 10.

NOTE 6 - INCOME TAXES

        Effective August 1, 1993, the Company adopted SFAS 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The cumulative effect of the accounting change of adopting Statement 109 was not material.

        At July 31, 1995 the Company had a net operating loss carryforward ("NOL") of approximately $15,645,000 which expire from 1999 to 2010. Since the Company does not presently file a consolidated federal tax return, this NOL may only be utilized by Myriad and may not be used to offset the taxable income of its wholly-owned subsidiary PMSI. PMSI has an NOL of $758,000 at July 31, 1995 which expires in 2010. Should there be significant changes in ownership, these NOL's may be subject to annual limitations.

NOTE  7 - COMMITMENTS AND CONTINGENCIES

        Subsidiary Liabilities

        At the time of the discontinuance of A&E, ATS and RIM the liabilities of these Former Subsidiaries exceeded the investment of Myriad in these companies. Accordingly, the liabilities in excess of Myriad's investment were excluded from consolidated operations and the related gain of $3,454,000 included with discontinued operations. As discussed in Note 2
        - Discontinued Operations, the Company has recorded the sum of $4,032,000 at July 31, 1994 to accrue the liabilities of the Former Subsidiaries for which Myriad is legally obligated, either directly or as a result of its indemnification obligation to its officers. This amount has been reduced to $3,513,000 at July 31, 1995.

        Leases

        The Company leases its San Diego, CA office facilities under an operating lease through April 30, 1998; and PMSI-Peru leases its Lima office facilities under an operating lease through May 2,1997 . Both of these leases require the Company to pay certain taxes, maintenance and other costs. Rent expense for operating leases was $ 129,000 and $47,000 for the years ended July 31, 1995 and 1994, respectively.

        In April 1995 PMSI entered into an operating lease for a facility in Tongue Point, Oregon, which was to be the site of PMSI's small ship design and manufacturing division. See Note 10 - Subsequent Events. This lease required a monthly payment of $25,000 in addition to taxes, maintenance and other costs. In February 1996 the lessor terminated the lease for non-payment. PMSI is obligated to pay the lessor past due rent ($95,000) and other payments ("$10,000) of approximately $105,000 for October 15, 1995 through February 14, 1996 plus interest of $1,184 per month from March 15, 1996 until the past due rent of $95,000 has been paid.

        Litigation

        The Company and/or its officers are parties to several lawsuits arising out of the discontinuance of the businesses of the Former Subsidiaries and the Company's resulting lack of liquidity. See Note 3 - Liquidity. The Company has made provision on its balance sheet in the Reserve for Loss on Discontinued Operations for all amounts which it believes may become due and payable as a result of such lawsuits and is in the process of negotiating settlements and payment terms.

        The Company is also a defendant in an action for payment of a $250,000 note payable. The Company is disputing the amount due on the note and has made provision on its balance sheet for the $125,000 and accrued interest which it believes is properly due. See Note 5 - Notes Payable.

NOTE 8  - RELATED PARTY TRANSACTIONS

(a) During February and March of 1995 a shareholder, who is an independent investor and who has no business, family or personal relationship with the Company or any of its officers or directors, purchased, in a series of arms-length transactions, 2,100,000 shares of Class A Common Stock at an average price of $0.24 per share. The shareholder received warrants to purchase 2,000,000 shares of Class A Common Stock as additional consideration for his stock purchases. The warrants had an average exercise price of $0.49 and were exercisable for two years from the date of issuance.

        During the period of May through July of 1995, the shareholder made short-term loans to the Company in the principal amount of $650,000. These loans were negotiated at arms-length and carried interest at 8 1/2%. $500,000 of this amount was repaid during this same period through the exercise of 710,204 warrants at an exercise price of $0.49. In addition, the shareholder received 10,094 shares of Class A stock valued at $5,007 as payment for interest for loans outstanding during this period. The shareholder also received 20,000 shares of Class A Stock valued at $10,000 and 1,000,000 warrants as consideration for making and converting loans during this period. The shareholder also received a 1% profit participation from one of the Company's joint-venture partners in the Company's Peruvian fish meal venture as consideration for making a $150,000 loan, a 5% profit participation in the Company's Peruvian finance subsidiary and a 5% profit participation in the Company's Egyptian hotel/casino project for making a $500,000 loan, all during this period.

        Between August 1995 and July 1996 the shareholder made additional short-term loans to the Company in the principal amount of $116,500. As of July 31, 1996 $109,000 had been repaid, leaving a balance of $7,500. Of this amount $80,000 was repaid through proceeds made available by the conversion to 160,000 shares of Class A Common Stock at $0.50 per share. During this period the shareholder extended the payment dates of these loans on numerous occasions. In consideration of the making of the loans and the granting of such extensions the shareholder received 57,147 shares of Class A Common Stock valued at $30,182 and 472,147 warrants.

        As additional consideration for the loans and loan extensions the shareholder received profit participation of from 1/2% to 20% in various projects and joint ventures of the Company. In January 1996 the shareholder and the Company entered into an agreement whereby the shareholder gave up or substantially reduced such profit participation in return for 1,500,000 warrants, 500,000 exercisable at $1.00 for two years, 500,000 exercisable at $1.50 for two years and 500,000 exercisable at $2.00 for two years. The shareholder retained a 5% profit participation in each of the Company's South Africa and Venezuela housing projects, neither of which are under active development at this time, in addition to the 5% profit participation in the Company's Peruvian finance subsidiary.

(b) During the fiscal year ending July 31, 1995 a shareholder of the Company (who also served as a Director from December 1, 1995 through April 4,
        1996) and a partnership of which he is the managing partner, received an aggregate of 150,000 shares of Class A Common Stock, valued at $37,500 and 243,000 common stock purchase warrants exercisable at prices ranging from $0.13 to $0.49, having a nominal value, for financial and investor relations consulting services. During the nine months ending April 30, 1996 this shareholder and his related partnership were issued an additional 65,672 shares of common stock, valued at $32,836 and 300,000 common stock purchase warrants exercisable at a price of $0.45, having a nominal value, for financial and investor relations consulting services. This shareholder also received 150,000 shares of common stock through the PMSI exchange offer discussed in Note 10.

(c) During the nine months ending April 30, 1996 a shareholder received 1,643,810 common stock purchase warrants exercisable at a price of $0.55 for financial consulting services.

(d) During the fiscal year ended July 31, 1995 a corporation owned by members of the immediate family of a shareholder, officer and director was issued 500,000 shares of PMSI for making a $30,000 loan to PMSI. In January 1996 these shares were exchanged for an equal number of shares of the Company's common stock as discussed in Note 10.

(e) Effective January 1, 1996, the Company entered into an employment agreement with Jerome O. Crawford ("1996 Agreement") pursuant to which Mr. Crawford became Chairman and Chief Executive Officer of the Company for the five-year period ending on December 31, 2000. The 1996 Agreement replaced the employment agreement between the Company and Mr. Crawford dated September 1, 1992, as amended on August 18, 1994 (the "1992 Agreement") pursuant to which Mr. Crawford served as President and Chief Executive Officer of the Company.

        The 1996 Agreement provides for annual compensation of $250,000 with annual increases to be determined by the board of directors. The increase in annual compensation from $105,000 in the 1992 Agreement will not take effect until the board of directors determines that the Company "has adequate cash flow" to pay the increased amount. The 1996 Agreement also provides for an annual bonus to be determined by the Company's board of directors based on profitability, a $2000 per month housing and commuter allowance, and a $2,000,000 life insurance policy with the beneficiary to be designated by Mr. Crawford.

        The 1996 Agreement grants Mr. Crawford 1,000,000 shares of the Company's Class A Common Stock, which will vest on March 31, 1996, and an award of 2,000,000 shares of the Company's Class B Common Stock, 1,500,000 shares of which are subject to repurchase by the Company at nominal cost in equal annual installments of 500,000 shares between December 31, 1996 and December 31, 1998 in the event the 1996 Agreement is wrongfully terminated by Mr. Crawford or terminated for cause by the Company. In addition 350,000 shares of Class B Common Stock awarded to Mr. Crawford under the 1992 Agreement is subject to repurchase at a nominal cost on the same basis as under the 1996 Agreement at the rate of 175,000 shares per year between August 18, 1997 and August 18, 1998.

        The 1996 Agreement provides that all shares of Class B Common Stock held by Mr. Crawford shall not be sold, assigned, hypothecated, or otherwise encumbered or transferred during the lifetime of Mr. Crawford except to his spouse, children or grandchildren or to another registered holder of Class B Common Stock and that the shares of Class B Common Stock held by Mr. Crawford shall not be converted into shares of Class A Common Stock except by Mr. Crawford or a permitted transferee. At January 31, 1996 the only holders of Class B Common Stock were Mr. Crawford and Mr. Parks.

        The 1996 Agreement grants to Mr. Crawford an option to purchase 2,500,000 shares of Class B Common Stock at a price of $0.25 per share for a five year period. The option vests 1,000,000 shares immediately with the balance vesting in equal annual installments of 375,000 from January 1, 1997 to January 1, 2000.

        Mr. Crawford has not received payment of $61,000 of the compensation payable to him for the nine months ending April 30, 1996.

(f) Effective January 1, 1996, the Company entered into an employment agreement with Victor L. Parks ("1996 Agreement") pursuant to which Mr.Park's will serve as Senior Vice President for the five year period ending on December 31, 2000. The 1996 Agreement replaced the employment agreement between the Company and Mr. Parks dated August 18, 1994 (the"1994 Agreement") pursuant to which Mr. Parks served as Senior Vice President.

        The 1996 Agreement provides for annual compensation of $125,000 with annual increases to be determined by the board of directors. The increase in annual compensation from $75,000 in the 1994 Agreement will not take effect until the board of directors determines that the Company "has adequate cash flow" to pay the increased amount. The 1996 Agreement also provides for a one-time signing bonus of $20,000 and an annual bonus to be determined by the Company's board of directors based on profitability.

        The 1996 Agreement grants Mr. Parks 500,000 shares of the Company's Class A Common Stock, which vests immediately and an award of 600,000 shares of the Company's Class B Common Stock, 450,000 shares of which are subject to repurchase by the Company at nominal cost in equal annual installments of 150,000 shares between December 31, 1996 and December 31, 1998 in the event the 1996 Agreement is wrongfully terminated by Mr. Parks or terminated for cause by the Company. In addition 251,250 shares of Class B Common Stock awarded to Mr.Parks under the 1994 Agreement is subject to repurchase at a nominal cost on the same basis as under the 1996 Agreement at the rate of 83,750 shares per year between August 18, 1996 and August 18, 1998.

        The 1996 Agreement provides that all shares of Class B Common Stock held by Mr. Parks shall not be sold, assigned, hypothecated, or otherwise encumbered or transferred during the lifetime of Mr. Parks except to his spouse, children or grandchildren or to another registered holder of Class B Common Stock and that the shares of Class B Common Stock held by Mr. Parks shall not be converted into shares of Class A Common Stock except by Mr. Parks or a permitted transferee. At January 31, 1996 the only holders of Class B Common Stock were Mr. Parks and Mr. Crawford.

        The 1996 Agreement grants to Mr. Parks an option to purchase 1,000,000 shares of Class A Common Stock at a price of $0.25 per share for a five year period. The option vests 200,000 shares immediately with the balance vesting in equal annual installments of 200,000 shares from January 1, 1997 to January 1, 2000.

        Mr. Parks has not received payment of $38,000 and $25,000 of the compensation payable to him for the fiscal year ended July 31, 1995 and the nine months ending April 30, 1966, respectively.

        (g) Effective January 1, 1996, the Company entered into an employment agreement with Sharon Snyder ("1996 Agreement") pursuant to which Ms. Snyder will serve as Senior Vice President and Treasurer for the five year period ending on December 31, 2000. The 1996 Agreement replaced the employment agreement between the Company and Ms. Snyder dated August 18, 1994 (the "1994 Agreement") pursuant to which
        Ms. Snyder served as Senior Vice President and Chief Financial Officer.

        The 1996 Agreement provides for annual compensation of $100,000 with annual increases to be determined by the board of directors. The increase in annual compensation from $85,000 in the 1992 Agreement will not take effect until the board of directors determines that the Company "has adequate cash flow" to pay the increased amount. The 1996 Agreement also provides for a one-time signing bonus of $20,000 and an annual bonus to be determined by the Company's board of directors based on profitability.

        The 1996 Agreement grants Ms. Snyder 200,000 shares of the Company's Class A Common Stock, which vests immediately and an option to purchase 500,000 shares of Class A Common Stock at a price of $0.25 per share for a five year period. The option vests 100,000 shares immediately with the balance vesting in equal annual installments of 100,000 shares from January 1, 1997 to January 1, 2000.

        Ms. Snyder has not received payment of $59,000 of the compensation payable to her for the nine months ending April 30, 1996.

(h) Effective January 1, 1996, the Company entered into an employment agreement with Michael Nalu ("1996 Agreement") pursuant to which Mr. Nalu will serve as a Vice President for the five year period ending on December 31, 2000.

        The 1996 Agreement provides for annual compensation of $100,000 with annual increases to be determined by the board of directors.

        The 1996 Agreement grants Mr. Nalu 150,000 shares of the Company's Class A Common Stock, which vests immediately and an option to purchase 300,000 shares of Class A Common Stock at a price of $0.25 per share for a five year period. The option vests 100,000 shares immediately with the balance vesting in equal annual installments of 50,000 shares from January 1, 1997 to January 1, 2000.

        Mr. Nalu has not received payment of $7,900 and $28,000 of the compensation payable to him for the fiscal year ended July 31, 1995 and the nine months ending April 30, 1996, respectively.

(i) In June 1996 the Company renegotiated a loan with Conversion Industries Inc., a shareholder. See Note 10 - Subsequent Events.

(j) The Company is obligated to indemnify certain of its officers for payroll tax and other liabilities which they have incurred as a result of the discontinuance of the Former Subsidiaries. See Note 2 - Discontinued Operations; Note 3 - Liquidity and Note 7 - Commitments and Contingencies.

NOTE   9 - CAPITAL STOCK

        CAPITAL STOCK

        The authorized capital stock of the Company consists of 105,000,000 shares, consisting of (i) 75,000,000 shares of Class A Common Stock, $0.01 par value; (ii) 10,000,000 shares of Class B Common Stock, $0.01 par value; and (iii) 20,000,000 shares of Preferred Stock, $0.01 par value.

        CLASS A COMMON STOCK

        The Class A Common Stock and Class B Common Stock are equal in all respects except that the Class A Common Stock has 1/10 vote per share (as compared to one vote per share for the Class B Common Stock) and the Holders of the Class A Common Stock are entitled to elect 25% of the members of the Company's Board of Directors and shall have exclusive authority to remove such Class A Directors (as compared to the right of the holders of Class B Common Stock to elect and remove 75% of the Company's Board of Directors). Such holders are not entitled to vote cumulatively for the election of directors. Holders of Class A Common Stock have no redemption, conversion, preemptive or other subscription rights. In the event of the liquidation, dissolution or winding up of the Company, holders of Class A Common Stock are entitled to share ratably in all of the assets of the Company remaining, if any, after satisfaction of the debts and liabilities of the Company and the preferential rights of the holders of the Series 1 and Series 2 Preferred Stock and any other series of Preferred Stock then outstanding. The outstanding shares of Class A Common Stock are, validly issued, fully paid and non-assessable.

        Holders of Class A Common Stock are entitled to receive dividends when and as declared by the Board of Directors of the Company out of funds legally available therefore, only after payment of, or provision for, full dividends (on a cumulative basis, if applicable) on all outstanding shares of Series 1 Preferred Stock and any other series of Preferred Stock. The Company has not paid any dividends since its inception and does not anticipate paying such dividends in the foreseeable future.

        CLASS B COMMON STOCK

        Holders of Class B Common Stock have one vote for each share owned (as compared to 1/10 of a vote for each share of Class A Common Stock). Holders of the Class B Common Stock are entitled to elect 75% of the members of the Company's Board of Directors and shall have exclusive authority to remove such Class B Directors. Such holders are not entitled to vote cumulatively for the election of directors. Holders of Class B Common Stock have no redemption, preemptive or other subscription rights. Holder of Class B Common Stock may convert their shareholdings into an equal number of shares of Class A Common Stock. In the event of the liquidation, dissolution or winding up of the Company, holders of Class B Common Stock are entitled to share ratably with the holders of the Class A Common Stock in all of the assets of the Company remaining, if any, after satisfaction of the debts and liabilities of the Company and the preferential rights of the holders of the Series 1 and Series 2 Preferred Stock and any other series of Preferred Stock then outstanding. The outstanding shares of Class B Common Stock are validly issued, fully paid and non-assessable.

        Holders of Class B Common Stock are entitled to receive dividends when and as declared by the Board of Directors of the Company out of funds legally available therefore, only after payment of, or provision for, full dividends (on a cumulative basis, if applicable) on all outstanding shares of Series 1 Preferred Stock and any other series of Preferred Stock. The Company has not paid any dividends since its inception and does not anticipate paying such dividends in the foreseeable future.

        Shares of Class B Common Stock are convertible, at the option of the holders, into shares of Class A Common Stock, on a one-for-one basis.

        PREFERRED STOCK

        The Company is authorized to issue 20,000,000 shares of Preferred Stock, $0.01 par value. The Board of Directors of the Company, without obtaining stockholder approval, may issue shares of the Preferred Stock with such preferences, voting rights or conversion rights which could materially adversely affect the voting power of the holders of the Class A and Class B Common Stock. The issuance of Preferred Stock could also decrease the amount of earnings and assets available for distribution to holders of Class A Common Stock and Class B Common Stock. In addition, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company.

        The Company has two series of Preferred Stock authorized and outstanding: Series 1 Nonvoting Cumulative Convertible Preferred Stock ("Series 1 Preferred Stock") and Series 2 Nonvoting Cumulative Convertible Preferred Stock ("Series 2 Preferred Stock").

        SERIES 1 PREFERRED STOCK

        At July 31, 1995 and July 31, 1994 the Company had outstanding 292,000 shares of Series 1 Preferred Stock. These shares were issued in September 1992 in exchange for $1,750,000 of debt and are convertible at the option of the holder at the rate of $6.00 per share into 292,000 shares of Myriad Class A Common Stock. In April 1996 8,333 shares of Series 1 Preferred Stock were converted into 208,333 shares of Class A Common Stock at an agreed value of $50,000 and the holders of the Series 1 Preferred Stock agreed that their right to receive a dividend would terminate 10 days following notice that the closing price of Myriad's Class A Common Stock has been at least $6.00 or more for 30 consecutive trading days.The Series 1 Preferred Stock bears a coupon of 7% per annum and has a liquidation preference over the Class A and Class B Common Stock.

        The Series 1 Preferred Stock is non-voting unless there is a default in the payment of dividends or principal. In the event of such a default (which exists at the present time) the holders of Series 1 Preferred stock are entitled to 208,333 Class A votes.

        SERIES 2 PREFERRED STOCK

        The Company has outstanding 500,000 shares of Series 2 Preferred Stock. These shares were issued in January 1993 in exchange for $500,000 of debt. These shares are convertible at the option of the holder in 1,000,000 shares of Class A Common Stock and may be redeemed at the option of the Company for $1.00 per share, plus any accrued but unpaid dividends. The Series 2 Preferred Stock bears a coupon of 6% per annum and has a liquidation preference over the Class A and Class B Common Stock.

        The Series 2 Preferred Stock is non-voting unless there is a default in the payment of dividends or principal. In the event of such a default (which exists at the present time) the holders of Series 2 Preferred stock are entitled to 1,000,000 Class A votes.

        QUALIFIED STOCK OPTIONS

        Under the Company's 1992 Stock Option Plan (the "Plan"), an aggregate of 500,000 common shares is reserved for issuance to officers, directors and consultants. On January 1, 1996 the Board of Directors increased the shares reserved for issuance to 2,000,000, subject to shareholder approval. Under the Plan, the option price is equal to the fair market value at the date of grant. Unexercised options expire ten years from the date of grant and become exercisable at such dates as are determined by the Compensation Committee of the Board of Directors.

        A summary of stock option activity is as follows:

                                                         Number of         Per
                                                          Options         Share
                                                          -------         -----
         Outstanding July 31, 1993                        110,000        $  0.75
         Granted                                           30,000        $  1.00
         Cancelled                                              0
                                                          -------
         Outstanding July 31, 1994                        140,000        $0.75-$1.00
         Granted                                          590,000        $  0.13
         Cancelled                                              0
                                                          -------
         Outstanding July 31, 1995                        730,000        $0.13-$1.00
                                                          =======

         At July 31, 1995, 527,000 options were exercisable to purchase shares at an price of $0.13 to $1.00 per share. As of July 31, 1996, 465,000 additional options were issued at a exercise prices of $0.25 to $0.50 per share; and 105,000 options had been exercised or cancelled.

         NON QUALIFIED STOCK OPTIONS

         Class A Common Stock

         There are no non qualified Class A Common Stock options outstanding at July 31, 1995.

         On January 1, 1996, in conjunction with executive officer employment agreements (see Note 8, Related Party Transactions) 1,800,000 non qualified Class A Common Stock options were issued to three executives. The options are exercisable at $0.25 per share and expire in five years. 400,000 of the options are immediately vested with the balance vesting in equal annual installments of 350,000 shares.

         Class B Common Stock

         There are no non qualified Class B Common Stock options outstanding at July 31, 1995.

         On January 1, 1996, in conjunction with executive officer employment agreements (see Note 8, Related Party Transactions) 2,500,000 non qualified Class B Common Stock options were issued to an executive. The options are exercisable at $0.25 per share and expire in five years. 1,000,000 of the options are immediately vested with the balance vesting in equal annual installments of 375,000 shares.

         WARRANTS

         The Company has issued warrants to purchase common stock in connection with private placements of equity securities, loans and to certain consultants of the Company. These warrants generally have terms ranging from two to five years, and are fully vested. All warrants outstanding at July 31, 1996 are exercisable between 1996 and 2001.

                                                      SHARES          EXERCISE
                                                      ------          --------
                                                                        PRICE
                                                                        -----
Outstanding at 7/31/92                                     0
Granted 8/1/92 to 7/31/93                            215,000        $0.50 -$1.00
Outstanding at 7/31/93                               215,000        $0.50 -$1.00
Exercisable at 7/31/93                               215,000        $0.50 -$1.00

Granted 8/1/93 to 7/31/94                            780,000               $1.10
Exercised                                              5,000               $1.10
Cancelled                                             25,000               $1.10
Outstanding at 7/31/94                               965,000        $0.50 -$1.10
Exercisable at 7/31/94                               965,000        $0.50 -$1.10

Granted 8/1/94 to 7/31/95                          2,468,000        $0.37 -$1.10
Exercised                                            514,243               $0.49
Cancelled                                             20,000               $0.50
Outstanding at 7/31/95                             2,898,757        $0.37 -$1.10
Exercisable at 7/31/95                             2,898,757        $0.37 -$1.10

Granted 8/1/95 to 7/31/96                         17,904,206       $0.39 - $2.00
Cancelled                                             80,000               $0.50
Outstanding at 7/31/96                            20,772,963        $0.37 -$2.00
Exercisable at 7/31/96                            20,772,963        $0.37 -$2.00

NOTE  10 -  SUBSEQUENT EVENTS

         Conversion Industries Inc. Loan

         On June 26, 1996 the Company entered into an agreement with Conversion regarding repayment of their loan of $6,295,000 and accrued interest of $1,921,000. In consideration of (i) a cash payment of $750,000, and
         (ii) the assignment of all rights, title and interest that Myriad and ATS have in the A&E bankruptcy, Conversion has agreed to release Myriad of all liability with respect to the loan agreement and all amounts owing thereunder. Pursuant to an amendment to the agreement dated August 14, 1996 the cash payment of $750,000 is payable in three $250,000 installments due on or before September 3, 1996, October 1, 1996 and November 1, 1996. Conversion is required to submit the agreement to Bankruptcy Court for approval as soon as reasonably practical. The forgiveness of debt of $7,466,000 will be treated as income for financial statement purposes and as additional paid-in capital for tax purposes. As of September 20, 1996 the Company has not made the initial payment of $250,000. The following pro forma illustrates the effect of this agreement as if it were effective July 31, 1995:

                                              As Reported            Pro Forma
                                              -----------            ---------
       Total Assets                          $    569,000          $    569,000
       Total Liabilities                     $ 12,469,000          $  4,915,000
       Shareholders' Deficiency              $(11,901,000)         $ (4,347,000)

       Pacific Marine and Steel, Inc

       In September 1994 the Company formed Pacific Marine and Steel, Inc., a Delaware corporation ("PMSI"). The Company was issued 5,000,000 shares of PMSI common stock. From September 1994 to June 1995 an additional 1,874,302 shares of PMSI common stock were issued for cash and as consideration for services rendered by affiliates of the Company, including certain officers and directors. See Note 8 Related Party Transactions.

       From September 1994 to approximately January 1996 the Company, through PMSI, attempted to start a small ship design and manufacturing business, but decided to abandon this effort and focus the Company's resources and efforts primarily on its construction division and Peruvian fish meal joint venture.

       Pacific Marine and Steel, Inc - Peru S.A. ("PMSI - Peru"), a wholly-owned subsidiary of PMSI, is a Peru based construction company established in September 1995 to initially construct steel framed buildings and single family housing in Peru, and other international projects.

       In December 1995 the Company acquired all the outstanding shares of PMSI common stock through the issuance of 1,874,302 shares of its Class A Common Stock pursuant to a one-for-one exchange offer. See

       Note 8 - Related Party Transactions.

       In August 1996 PMSI's wholly-owned subsidiary PMSI - Peru commenced a project to construct 1000 houses in Piura, Peru. PMSI-Peru has completed two model homes and a sales office and has started accepting applications for mortgage financing from prospective buyers. The houses are in the $35,000 to $45,000 price range. PMSI-Peru is presently negotiating construction financing with several banks and expects to commence construction of the initial 200 homes during the second quarter of fiscal 1997.

       Amendment to Certificate of Incorporation

       In December 1995, Myriad amended its Certificate of Incorporation to: (i) change the name of the Company to "Myriad International, Inc.", (ii) increase the authorized number of shares to 105,000,000, consisting of 75,000 shares of Class A Common Stock, 10,000,000 shares of Class B Common Stock and 20,000,000 shares of Preferred Stock; and (iii) clarify certain provisions relating to the voting rights of the Class B Common Stock.

MYRIAD INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
APRIL 30, 1996 AND 1995
(UNAUDITED)

ASSETS                                                   1996             1995
                                                       --------         --------
Current Assets:
     Cash and cash equivalents                         $      0         $  1,000
     Deposits and prepaid expenses                       19,000           49,000
                                                       --------         --------
          Total current assets                           19,000           50,000
     Construction in progress                           238,000                0
     Property, Plant and Equipment, net of
       accumulated depreciation of $56,000
       and $20,000 for April 30, 1996 and
       April 30, 1995 respectively                       66,000           98,000
     Goodwill, Net of accumulated amortization
       of $33,000 for April 30, 1996                    405,000                0
     Organization costs, Net of accumulated
       amortization of $1,000 for April 30, 1995             --           18,000
     Deferred Compensation                              614,000          212,000
     Other assets                                        32,000                0
                                                       --------         --------
                                                     $1,374,000         $378,000
                                                       ========         ========

See accompanying notes to Condensed Consolidated Financial Statements

MYRIAD INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
APRIL 30, 1996 AND 1995
(UNAUDITED)

                                                                                       1996               1995
                                                                                    -----------       -----------
LIABILITIES
Current Liabilities:
     Accounts payable                                                               $   554,000       $   302,000
     Dividends payable                                                                  388,000           237,000
     Other accrued expenses                                                           6,341,000         4,742,000
     Notes payable                                                                    6,704,000         6,724,000
                                                                                    -----------       -----------
          Total current liabilities                                                  13,987,000        12,005,000
     Minority interest in subsidiaries                                                        0           102,000
                                                                                    -----------       -----------
          Total Liabilities                                                          13,987,000        12,107,000
STOCKHOLDERS' DEFICIENCY:
     Convertible Preferred Stock - $0.01 par value, 20,000,000
          shares authorized:
               7% Convertible Series 1 Preferred Stock, 284,000 and 292,000
               shares issued and outstanding at April 30, 1996 and
               April 30, 1995, respectively                                               3,000             3,000
               6% Convertible Series 2 Preferred Stock, 500,000
               shares issued and outstanding                                              5,000             5,000
        Class A Common Stock - $0.01 par value; 75,000,000 shares authorized;
          19,574,000 and 8,256,000 shares
           issued and outstanding on April 30, 1996 and 1995,
           respectively                                                                 196,000            82,000
       Class B Common Stock - $0.01 par value; 10,000,000
          shares authorized; 3,701,000 and 1,700,000 issued and
          outstanding on April 30, 1996 and April 30, 1995, respectively                 37,000            17,000
     Additional paid-in capital                                                       9,724,000         6,009,000
     Accumulated Deficit                                                             22,578,000        17,845,000
                                                                                    -----------       -----------
          Total stockholders' deficiency                                             12,613,000        11,729,000
                                                                                    -----------       -----------
                                                                                    $ 1,374,000       $   378,000
                                                                                    ===========       ===========


See accompanying notes to Condensed Consolidated Financial Statements

MYRIAD INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
NINE MONTHS ENDED APRIL 30, 1996 AND 1995
(UNAUDITED)

                                                         NINE MONTHS ENDED
                                                             APRIL 30,
                                                   -----------------------------
                                                      1996               1995
                                                   -----------       -----------
Revenues                                           $         0       $          0
Expenses:
     Operating                                               0                  0
     General and administrative                      2,644,000          1,090,000
     Interest                                          734,000            776,000
                                                   -----------       ------------
Net loss from continuing operations before
     loss from discontinued operations, and
     minority interest                              (3,378,000)        (1,866,000)

Discontinued operations (Note 3)                             0                  0
                                                   -----------       -----------
Net loss before minority interest                  $(3,378,000)      $(1,866,000)

Minority interest in subsidiary's net loss                   0           115,000
                                                   -----------       -----------
                                                   $(3,378,000)      $(1,751,000)
                                                   ===========       ===========

Net loss per share:
     Loss from continuing operations before
       discontinued operations                       $   (0.19)      $     (0.21)
     Discontinued operations                              0.00                 0
                                                   -----------       -----------
            Net loss per share                     $     (0.19)      $     (0.21)
                                                   ===========       ===========

Weighted Average Number of
     Common Shares Outstanding                      18,031,000         8,286,000
                                                   ===========       ===========

See accompanying notes to Condensed Consolidated Financial Statements

MYRIAD INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED APRIL 30, 1996 AND 1995
(UNAUDITED)

                                                                                                         NINE MONTHS ENDED
                                                                                                             APRIL 30,
                                                                                                  ------------------------------
                                                                                                     1996               1995
                                                                                                  -----------        -----------
Net cash used in operating activities:
     Net loss                                                                                     $(3,378,000)       $(1,751,000)
     Adjustments to reconcile net loss to cash (used in) operating activities:
          Depreciation & Amortization                                                                  52,000             18,000
          Provision for doubtful accounts                                                              59,000                  0
          Issuance of common stock for services rendered                                              232,000            275,000
          Deferred compensation vesting                                                               222,000             83,000
          Preferred stock cancellation                                                                (31,000)                 0
          Minority interest in subsidiary's loss (Note 2)                                                   0           (115,000)
          Discontinued operations (Note 3)                                                                  0                  0
     Changes in net operating assets and liabilities:
          Deposits and prepaid expenses                                                                43,000            (48,000)
          Other assets                                                                                 (9,000)                 0
          Accounts payable                                                                            257,000            109,000
          Other accrued expenses                                                                    1,037,000            132,000
                                                                                                  -----------        -----------
            Net cash provided by (used in) operating activities                                    (1,516,000)         1,297,000
                                                                                                  -----------        -----------
     Cash flows from investing activities:
         Acquisition (disposition) of property and equipment                                          (13,000)                 0
         Advances to affiliates                                                                       (59,000)                 0
         Construction activity                                                                       (238,000)                 0
                                                                                                  -----------        -----------
          Net cash provided by (used in) investing activities                                        (310,000)                 0
                                                                                                  -----------        -----------
Cash flows from financing activities:
     Proceeds from issuance of common stock                                                         1,771,000            609,000
     Short-term borrowings                                                                            106,000            717,000
     Payment of short-term borrowings                                                                 (55,000)           (28,000)
                                                                                                  -----------        -----------
          Net cash provided by (used in) financing activities                                       1,822,000          1,298,000
                                                                                                  -----------        -----------
Net increase (decrease) in cash and cash equivalents                                                   (4,000)             1,000
Cash and cash equivalents, beginning of year                                                            4,000                  0
                                                                                                  -----------        -----------
Cash and cash equivalents, end of year                                                            $         0        $     1,000
                                                                                                  ===========        ===========

See accompanying notes to Condensed Consolidated Financial Statements

                  MYRIAD INTERNATIONAL, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                    NINE MONTHS ENDED APRIL 30, 1996 AND 1995

The accompanying unaudited consolidated financial statements have been prepared by Myriad International, Inc ("Myriad") and include the accounts of Myriad and Subsidiaries (the "Company"); and include all adjustments which are, in the opinion of management, necessary for a fair presentation of financial results for the nine months ended April 30, 1996 and 1995, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). All adjustments and provisions included in these statements are of a normal and recurring nature. For further information regarding the Company's accounting policies, refer to the Consolidated Financial Statements for the years ended July 31, 1995 and 1994 and related notes included in the Company's Form 10SB filed with the SEC on or about September 30, 1996.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Principles of Consolidation

         The consolidated financial statements include the accounts of Myriad International, Inc.("Myriad") and Subsidiaries (the "Company"). In August 1994, the Company discontinued all operations related to ship repairs. See Note 3 - Discontinued Operations. All significant intercompany accounts and transactions have been eliminated in consolidation.

         Basis of presentation

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4, the Company has incurred significant losses from operations, raising substantial doubt about its ability to continue as a going concern. The subsidiaries through which the Company conducted all of its operations during 1994 are insolvent, have ceased operations and are reflected as discontinued operations.

         There is no assurance that the Company has or will be able to obtain the working capital necessary to finance ongoing operations, or that such operations will be profitable. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. See Note 4 - Liquidity.

NOTE 2 - ACQUISITION OF MINORITY INTEREST IN PACIFIC MARINE AND STEEL, INC.

         In September 1994 the Company formed Pacific Marine and Steel, Inc., a Delaware corporation ("PMSI"). The Company was issued 5,000,000 shares of PMSI common stock. From September 1994 to June 1995 an additional 1,874,302 shares of PMSI common stock were issued for cash and as consideration for services rendered by affiliates of the Company, including certain officers and directors.

         In December 1995 the Company acquired all the outstanding shares of PMSI common stock through the issuance of 1,749,302 shares of its Class A Common Stock pursuant to a one-for-one exchange offer. The 1,749,302 shares of Class A Common Stock issued in this transaction were valued at $0.25 per share, the estimated fair market value of such shares. The aggregate consideration of $437,326 was booked as goodwill because it exceeds the fair value of PMSI's assets and is being amortized over five years, commencing January 1, 1996. Amortization for the nine months ended April 30, 1996 was $32,799.

NOTE 3- DISCONTINUED OPERATIONS

         For the year ended July 31, 1994 the Company conducted all operating activities through its wholly-owned subsidiaries: A&E Industries, Inc. ("A&E"), Advanced Test Systems, Inc ("ATS") and Remedquip International Manufacturing, Inc. ("RIM), (collectively the "Former Subsidiaries"). A&E provided marine fabrication and repair services for both governmental and commercial companies, usually as the prime contractor. ATS provided marine electrical subcontractor services to A&E and other ship repair prime contractors. Ship repair and marine electrical work performed for the U.S. Navy were the dominant source of revenues for A&E and ATS. RIM was a fabricator of environmental remediation equipment.

         Upon the completion of a major ship repair contract, A&E filed for protection under Chapter 11 of the U.S. Bankruptcy Code on August 2, 1994 as result of a substantial loss at July 31, 1994, a deterioration of working capital and pending or threatened vendor collection actions. The United States Bankruptcy Court for the Southern District of California, upon the request of A&E, converted the action to a Chapter 7 liquidation on November 30, 1994 and appointed a trustee. Although ATS and RIM have not filed for protection under the U.S. Bankruptcy Code, they are insolvent and ceased all operations concurrently with A&E. Accordingly, the financial position and results of operations of the Former Subsidiaries have been reported as discontinued operations as of and for the fiscal years ended July 31, 1995 and 1994 and the nine months ended April 30, 1995 and 1996.

         At the time of the discontinuance of the operations of the Former Subsidiaries, the liabilities of the Former Subsidiaries exceeded the investment of Myriad in these companies. Included with discontinued operations in 1994 is a gain of $3,454,000 arising from the exclusion of liabilities in excess of Myriad's investment. This gain is net of an accrual of $4,032,000 by Myriad to provide for anticipated expenses related to the discontinued operations. These expenses related to obligations of the Former Subsidiaries for which Myriad was legally obligated, as well as obligations related to Former Subsidiary payroll tax obligations. Upon the bankruptcy of A&E and the discontinuance of ATS and RIM, the Former Subsidiaries had unpaid payroll taxes due to the Internal Revenue Service ("IRS") and the State of California Employment Development Department ("EDD") aggregating $ 1,136,000 and $403,000, respectively. Although Myriad is not directly responsible for the liabilities of the Former Subsidiaries, it is required to indemnify officers of Myriad for expenses incurred during the performance of their duties. As part of their Myriad corporate responsibilities, officers of Myriad also served as officers of the Former Subsidiaries. As officers of the Former Subsidiaries they have been personally assessed for an amount equal to 100% of the unpaid taxes by the IRS and the EDD. Myriad has accrued an amount equal to this assessment to properly reflect its responsibility to indemnify the officers. To the extent that these taxes are paid from the proceeds of the liquidation of A&E, the assessment against the officers by the IRS and the EDD will be reduced accordingly with a dollar-for-dollar reduction in Myriad's indemnification obligations. At April 30, 1996 and April 30, 1995 there were no revenues, working capital or assets of the Former Subsidiaries.

NOTE 4- LIQUIDITY

         The Company recognized net losses of $3,378,000 for the nine months ended April 30, 1996; $2,881,000 and $7,116,000 for the fiscal years ended July 31, 1995 and 1994, respectively, and had a net stockholder's deficit of $12,613,000 at April 30, 1996, As discussed in Note 3 - Discontinued Operations, the Company recorded a provision of $4,032,000 at July 31, 1994 for the payment of certain obligations of the Former Subsidiaries for which the Company is legally obligated, either directly as a result of guarantees or indirectly as a result of its indemnification obligations to officers of the Company who served as officers of one or more of the former subsidiaries. At April 30, 1996 this provision had been reduced to $3,451,335.

         The loss on discontinued operations and the expenses of starting up certain new businesses has resulted in the Company having cash shortages and delayed payment of certain obligations when they became due, including certain federal and state payroll tax obligations of both the Company and the Former Subsidiaries. This cash shortage has in turn resulted in several creditors having obtained judgments against the Company and/or its officers for non-payment of trade payables or loans made to the Company. The Company is in the process of renegotiating the timing of certain payments. Management believes that cash generated from its new businesses will be adequate to meet the Company's debt and operating requirements commencing during the second quarter of fiscal 1997; and that it will be current on all of its obligations by the end of fiscal 1997. Until such time the Company continues to rely on funds provided by the sale of equity securities and short-term loans to meet its operating needs and to retire past due obligations.

NOTE 5 - LOSS PER COMMON SHARE

         Net loss per common share is computed using 18,031,000 and 8,286,000 weighted average shares of common stock for the nine months ended April 30, 1996 and 1995, respectively. Common equivalent shares from stock options and warrants are excluded from the computation as their effect is anti-dilutive.

NOTE 6  - RELATED PARTY TRANSACTIONS

(a) Between August 1995 and July 1996 a shareholder made short-term loans to the Company in the principal amount of $116,500. As of July 31, 1996 $109,000 had been repaid, leaving a balance of $7,500. Of this amount $80,000 was repaid through proceeds made available by the conversion to 160,000 shares of Class A Common Stock at $0.50 per share. During this period the shareholder extended the payment dates of these loans on numerous occasions. In consideration of the making of the loans and the granting of such extensions the shareholder received 57,147 shares of Class A Common Stock valued at $30,182 and 472,147 warrants.

         As additional consideration for the loans and loan extensions the shareholder received profit participation of from 1/2% to 20% in various projects and joint ventures of the Company. In January 1996 the shareholder and the Company entered into an agreement whereby the shareholder gave up or substantially reduced such profit participation in return for 1,500,000 warrants, 500,000 exercisable at $1.00 for two years, 500,000 exercisable at $1.50 for two years and 500,000 exercisable at $2.00 for two years. The shareholder retained a 5% profit participation in each of the Company's South Africa and Venezuela housing projects, neither of which are under active development at this time, in addition to the 5% profit participation in the Company's Peruvian finance subsidiary.

(b) During the nine months ending April 30, 1996 a shareholder and his related partnership were issued 65,672 shares of common stock, valued at $32,836 and 300,000 common stock purchase warrants exercisable at a price of $0.45, having a nominal value, for financial and investor relations consulting services. This shareholder also received 150,000 shares of common stock through the PMSI exchange offer discussed in
         Note 2.

(c) During the nine months ending April 30, 1996 a shareholder received fees of approximately $75,000 plus 1,643,810 common stock purchase warrants exercisable at a price of $0.55 for financial consulting services.

(d) In January 1966 a corporation owned by members of the immediate family of a shareholder, officer and director was issued 500,000 shares Class A Common Stock pursuant to the terms of the PMSI exchange offer. These shares were issued on the same terms as the other minority shareholders of PMSI. See Note 2.

(e) Effective January 1, 1996, the Company entered into an employment agreement with Jerome O. Crawford ("1996 Agreement") pursuant to which Mr. Crawford became Chairman and Chief Executive Officer of the Company for
        the five-year period ending on December 31, 2000. The 1996 Agreement replaced the employment agreement between the Company and Mr. Crawford dated September 1, 1992, as amended on August 18, 1994 (the "1992 Agreement") pursuant to which Mr. Crawford served as President and Chief Executive Officer of the Company.

        The 1996 Agreement provides for annual compensation of $250,000 with annual increases to be determined by the board of directors. The increase in annual compensation from $105,000 in the 1992 Agreement will not take effect until the board of directors determines that the Company "has adequate cash flow" to pay the increased amount. The 1996 Agreement also provides for an annual bonus to be determined by the Company's board of directors based on profitability, a $2000 per month housing and commuter allowance, and a $2,000,000 life insurance policy with the beneficiary to be designated by Mr. Crawford.

        The 1996 Agreement grants Mr. Crawford 1,000,000 shares of the Company's Class A Common Stock, which will vest on March 31, 1996, and an award of 2,000,000 shares of the Company's Class B Common Stock, 1,500,000 shares of which are subject to repurchase by the Company at nominal cost in equal annual installments of 500,000 shares between December 31, 1996 and December 31, 1998 in the event the 1996 Agreement is wrongfully terminated by Mr. Crawford or terminated for cause by the Company. In addition 350,000 shares of Class B Common Stock awarded to Mr. Crawford under the 1992 Agreement is subject to repurchase at a nominal cost on the same basis as under the 1996 Agreement at the rate of 175,000 shares per year between August 18, 1997 and August 18, 1998.

        The 1996 Agreement provides that all shares of Class B Common Stock held by Mr. Crawford shall not be sold, assigned, hypothecated, or otherwise encumbered or transferred during the lifetime of Mr. Crawford except to his spouse, children or grandchildren or to another registered holder of Class B Common Stock and that the shares of Class B Common Stock held by Mr. Crawford shall not be converted into shares of Class A Common Stock except by Mr. Crawford or a permitted transferee. At January 31, 1996 the only holders of Class B Common Stock were Mr. Crawford and Mr. Parks.

        The 1996 Agreement grants to Mr. Crawford an option to purchase 2,500,000 shares of Class B Common Stock at a price of $0.25 per share for a five year period. The option vests 1,000,000 shares immediately with the balance vesting in equal annual installments of 375,000 from January 1, 1997 to January 1, 2000.

        Mr. Crawford has not received payment of $61,000 of the compensation payable to him for the nine months ending April 30, 1996.

(f) Effective January 1, 1996, the Company entered into an employment agreement with Victor L. Parks ("1996 Agreement") pursuant to which Mr. Park's will serve as Senior Vice President for the five year period ending on December 31, 2000. The 1996 Agreement replaced the employment agreement between the Company and Mr. Parks dated August 18, 1994 (the"1994 Agreement") pursuant to which Mr. Parks served as Senior Vice President.

        The 1996 Agreement provides for annual compensation of $125,000 with annual increases to be determined by the board of directors. The increase in annual compensation from $75,000 in the 1994 Agreement will not take effect until the board of directors determines that the Company "has adequate cash flow" to pay the increased amount. The 1996 Agreement also provides for a one-time signing bonus of $20,000 and an annual bonus to be determined by the Company's board of directors based on profitability.

        The 1996 Agreement grants Mr. Parks 500,000 shares of the Company's Class A Common Stock, which vests immediately and an award of 600,000 shares of the Company's Class B Common Stock, 450,000 shares of which are subject to repurchase by the Company at nominal cost in equal annual installments of 150,000 shares between December 31, 1996 and December 31, 1998 in the event the 1996 Agreement is wrongfully terminated by Mr. Parks or terminated for cause by the Company. In addition 251,250 shares of Class B Common Stock awarded to Mr. Parks under the 1994 Agreement is subject to repurchase at a nominal cost on the same basis as under the 1996 Agreement at the rate of 83,750 shares per year between August 18, 1996 and August 18, 1998.

        The 1996 Agreement provides that all shares of Class B Common Stock held by Mr. Parks shall not be sold, assigned, hypothecated, or otherwise encumbered or transferred during the lifetime of Mr. Parks except to his spouse, children or grandchildren or to another registered holder of Class B Common Stock and that the shares of Class B Common Stock held by Mr. Parks shall not be converted into shares of Class A Common Stock except by Mr. Parks or a permitted transferee. At January 31, 1996 the only holders of Class B Common Stock were Mr.

        Parks and Mr. Crawford.

        The 1996 Agreement grants to Mr. Parks an option to purchase 1,000,000 shares of Class A Common Stock at a price of $0.25 per share for a five year period. The option vests 200,000 shares immediately with the balance vesting in equal annual installments of 200,000 shares from January 1, 1997 to January 1, 2000.

        Mr. Parks has not received payment of $38,000 and $25,000 of the compensation payable to him for the fiscal year ended July 31, 1995 and the nine months ending April 30, 1966, respectively.

(g) Effective January 1, 1996, the Company entered into an employment agreement with Sharon Snyder ("1996 Agreement") pursuant to which Ms. Snyder will serve as Senior Vice President and Treasurer for the five year period ending on December 31, 2000. The 1996 Agreement replaced the employment agreement between the Company and Ms. Snyder dated August 18, 1994 (the "1994 Agreement") pursuant to which Ms. Snyder served as Senior Vice President and Chief Financial Officer.

        The 1996 Agreement provides for annual compensation of $100,000 with annual increases to be determined by the board of directors. The increase in annual compensation from $85,000 in the 1992 Agreement will not take effect until the board of directors determines that the Company "has adequate cash flow" to pay the increased amount. The 1996 Agreement also provides for a one-time signing bonus of $20,000 and an annual bonus to be determined by the Company's board of directors based on profitability.

        The 1996 Agreement grants Ms. Snyder 200,000 shares of the Company's Class A Common Stock, which vests immediately and an option to purchase 500,000 shares of Class A Common Stock at a price of $0.25 per share for a five year period. The option vests 100,000 shares immediately with the balance vesting in equal annual installments of 100,000 shares from January 1, 1997 to January 1, 2000.

        Ms. Snyder has not received payment of $59,000 of the compensation payable to her for the nine months ending April 30, 1996.

(h) Effective January 1, 1996, the Company entered into an employment agreement with Michael Nalu ("1996 Agreement") pursuant to which Mr. Nalu will serve as a Vice President for the five year period ending on December 31, 2000.

        The 1996 Agreement provides for annual compensation of $100,000 with annual increases to be determined by the board of directors.

        The 1996 Agreement grants Mr. Nalu 150,000 shares of the Company's Class A Common Stock, which vests immediately and an option to purchase 300,000 shares of Class A Common Stock at a price of $0.25 per share for a five year period. The option vests 100,000 shares immediately with the balance vesting in equal annual installments of 50,000 shares from January 1, 1997 to January 1, 2000.

        Mr. Nalu has not received payment of $7,900 and $28,000 of the compensation payable to him for the fiscal year ended July 31, 1995 and the nine months ending April 30, 1996, respectively.

(i) In June 1996 the Company renegotiated a loan with Conversion Industries Inc., a shareholder. See Note 8 - Subsequent Events.

(j) The Company is obligated to indemnify certain of its officers for payroll tax and other liabilities which they have incurred as a result of the discontinuance of the Former Subsidiaries. See Note 3 - Discontinued Operations; Note and Note 4 - Liquidity.

NOTE 7  - WARRANTS

        The Company has issued warrants to purchase common stock in connection with private placements of equity securities, loans and to certain consultants of the Company. These warrants generally have terms ranging from two to five years, and are fully vested. All warrants outstanding at July 31, 1996 are exercisable between 1996 and 2001.

                                                                     EXERCISE
                                                    SHARES            PRICE
                                                    ------           --------

Outstanding at 7/31/95                             2,898,757       $ 0.37 -$1.10
Exercisable at 7/31/95                             2,898,757       $ 0.37 -$1.10
Granted 8/1/95 to 7/31/96                         17,904,206       $ 0.39 -$2.00
Cancelled                                             80,000       $        0.50
Outstanding at 7/31/96                            20,772,963       $ 0.37 -$2.00
Exercisable at 7/31/96                            20,772,963       $ 0.37 -$2.00




NOTE  8 -  SUBSEQUENT EVENTS

         Conversion Industries Inc. Loan

         On June 26, 1996 the Company entered into an agreement with Conversion regarding repayment of their loan of $6,295,000 and accrued interest of $1,921,000. In consideration of (i) a cash payment of $750,000, and
         (ii) the assignment of all rights, title and interest that Myriad and ATS have in the A&E bankruptcy, Conversion has agreed to release Myriad of all liability with respect to the loan agreement and all amounts owing thereunder. Pursuant to an amendment to the agreement dated August 14, 1996 the cash payment of $750,000 is payable in three $250,000 installments due on or before September 3, 1996, October 1, 1996 and November 1, 1996. Conversion is required to submit the agreement to Bankruptcy Court for approval as soon as reasonably practical. The forgiveness of debt of $7,466,000 will be treated as income for financial statement purposes and as additional paid-in capital for tax purposes. As of September 20, 1996 the Company has not made the initial payment of $250,000. The following pro forma illustrates the effect of this agreement as if it were effective APRIL 30, 1996:

                                              As Reported             Pro Forma
                                              -----------             ---------
       Total Assets                          $  1,374,000          $  1,374,000
       Total Liabilities                     $ 13,987,000          $  6,529,000
       Shareholders' Deficiency              $(12,613,000)         $ (5,155,000)


       Amendment to Certificate of Incorporation

       In December 1995, Myriad amended its Certificate of Incorporation to: (i) change the name of the Company to "Myriad International, Inc.", (ii) increase the authorized number of shares to 105,000,000, consisting of 75,000 shares of Class A Common Stock, 10,000,000 shares of Class B Common Stock and 20,000,000 shares of Preferred Stock; and (iii) clarify certain provisions relating to the voting rights of the Class B Common Stock.